Franc-Or Resources Corporation

1801 McGill College Avenue
Suite 1260
Montreal, Quebec
H3A 2N4

Tel. : (514) 842-5323
Fax : (514) 842-3306

Montreal, May 30, 2002

Attn. : Filings
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington DC 20549
USA

Re : Franc-Or Resources Corporation
Exemption : Rule 12g3-2(b)
File No. : 82-4164

Dear Sirs :

Please find attached :

- The consolidated interim unaudited financial statements - March 31, 2002;
- Annual report including the consolidated financial statements for the year ended December 31, 2001;
- Proxy, Circular and Notice;
- Annual Information Form;
- Geological Qualifying Report.

The exemption has been indicated on the top right hand corner of the documents together with the file number.

Yours truly,

Vatché Tchakmakian, CA
Chief Financial Officer

dlw 6/19

Exemption : Rule 12g3-2(b)
File No. : 82-4164

Franc-Or Resources Corporation

Proxy

Annual Meeting of Shareholders

June 26, 2002

This Proxy is Solicited by the Management of
Franc-Or Resources Corporation

The undersigned shareholder of Franc-Or Resources Corporation (the "Corporation") hereby nominates, constitutes and appoints Robert J. Casaceli, President and Chief Executive Officer, or failing him, Vatché Tchakmakian, Chief Financial Officer and Secretary, or instead of any of them, ________________ , as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on the 26th day of June, 2002, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated on the reverse side hereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO BELOW.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

The nominees are directed to vote the shares represented by this proxy as follows:

1. To Vote For _____ or to Withhold From Voting _____ in respect of the election of directors proposed by management.

2. To Vote For _____ or to Withhold From Voting _____ in respect of the appointment of Ernst & Young, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration.

3. At the nominee's discretion upon any amendments or variations to matters specified in the notice of the annual meeting or upon any other matters as may properly come before the meeting or any adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, THE SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1 AND 2, ALL OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date.

DATED this _____ day of ___________________, 2002.

PRINT NAME ______________________________

SIGNATURE ______________________________

NOTES :

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Corporation.

4. Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

Exemption : Rule 12g3-2(b)
File No. : 82-4164

Franc-Or Resources Corporation

Consolidated Interim
Financial Statements

Three Months Ended March 31, 2002

Franc-Or Resources Corporation

Consolidated Balance Sheets

	March 31 2002 (unaudited)	December 31 2001 (audited)
Assets		
Current assets		
Cash	$ 2,075,163	$ 3,604,792
Short-term investments	1,313,438	1,141,893
Accounts receivable	103,239	96,702
	3,491,840	4,843,387
Investments (Note 2)	3,200,000	2,200,000
Capital assets		
Mining assets	2,507,566	2,507,566
Deferred exploration costs	564,315	289,683
Machinery and equipment	232,025	247,198
	3,303,906	3,044,447
	$ 9,995,746	$ 10,087,834
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 235,716	$ 264,903
Shareholders' equity		
Share capital	30,009,037	30,009,037
Deficit	(20,249,007)	(20,186,106)
	9,760,030	9,822,931
	$ 9,995,746	$ 10,087,834

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit
(unaudited)

	Three-month period ended March 31 2002	March 31 2001
Revenues		
Royalty revenue	$ 22,492	$ 149,699
Investment income	13,578	107,528
	36,070	257,227
Expenses		
Professional and consulting fees	52,686	54,594
Administrative expenses and shareholder's information	31,112	35,526
Depletion and amortization	15,173	370,137
	98,971	460,257
Net loss for the period	(62,901)	(203,030)
Deficit at beginning of period	(20,186,106)	(17,573,898)
Deficit at end of period	$ (20,249,007)	$ (17,776,928)
Earnings per share	$ -	$ (0.01)
Weighted average number of shares outstanding during the period	23,058,059	23,058,059

See accompanying notes

Franc-Or Resources Corporation

Consolidated Cash Flow Statements
(unaudited)

	Three-month period ended March 31 2002	March 31 2001
Operating activities		
Net income (loss) for the period	$ (62,901)	$ (203,030)
Adjustment for :		
Depletion and amortization	15,173	370,137
	(47,728)	167,107
Net change in non-cash working capital items	(35,724)	198,523
Cash flows generated from (used for) operating activities	(83,452)	365,630
Investing activities		
Short-term investments proceeds (acquisitions)	(171,545)	2,234,550
Investments (Note 2)	(1,000,000)	(2,200,000)
Deferred exploration costs	(274,632)	(285,282)
Cash flows used for investing activities	(1,446,177)	(250,732)
Net change in cash	(1,529,629)	114,898
Cash at beginning of period	3,604,792	196,198
Cash at end of period	$ 2,075,163	$ 311,096

See accompanying notes

1. Summary of significant accounting policies

Basis of presentation

The financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The interim financial statements have, in management's opinion, been properly prepared using judgement within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2001. The significant accounting policies follow that of the most recently reported annual financial statements.

Accounting estimates

The preparation of interim financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

2. Investments

a) Investment in URRMA Biopharma Inc.

On March 29, 2001, the Corporation completed a $2.0 million private placement in URRMA Biopharma Inc. ("URRMA"), a private development stage biotech company based in Montreal. This transaction involved the purchase of 2.0 million Class A shares at the price of $1.00 per share and 2.0 million Class A share purchase options. Each whole Class A share purchase option is exercisable at $1.00 per share for a period of one year after closing. This investment gave the Corporation a 20% equity interest in URRMA.

On January 29, 2002, the Corporation exercised an option to purchase 1 million Class A shares for $1 million. In return for the early exercise of its options, the Corporation received from URRMA a total of 100,000 additional options priced at $0.50 per share to be exercisable over a period of three years, and an extension of the expiry period of the remaining 1 million in options from March 31, 2002 until September 30, 2002. With the exercise of these options, the Corporation holds a 25% equity interest in URRMA.

b) Investment in Broadband Collaborative Solutions Inc.

On March 9, 2001, the Corporation completed a $200,000 private placement in Broadband Collaborative Solutions Inc. ("Broadband"), a private telecommunications company based in Toronto. This transaction involved the purchase of 200,000 common shares at the price of $1.00 per share and 200,000 common share purchase warrants. Each whole common share purchase warrant is exercisable at $1.00 per share for a period of three years after closing. This investment gives the Corporation a 2.93% equity interest in Broadband.

Exemption : Rule 12g3-2(b)
File no. : 82-4164

Qualifying Technical Report Humboldt Springs Project Nevada

Prepared for

Franc-Or Resources Corporation, Toronto, Canada

By

David Z Royle, BSc (Hons)(Geology), FAusIMM(CP)
Brisbane, Australia

May 3, 2002

David Z Royle
Consulting Geologist
8/56 Kersley Road, Kenmore, Queensland 4069
Australia

Tel: (617) 3720 1063 Fax: (617) 3720 1064

Important Notice

David Z Royle, an independent, international consulting geologist, prepared this report exclusively for Franc-Or Resources Corporation. The quality of information, and conclusions contained herein is based on: 1) information available at the time of preparation, 2) data supplied by outside sources, and 3) the assumptions, conditions and qualifications set forth in this report. This report is intended to be used by Franc-Or only, subject to the terms and conditions of its contract with David Z Royle. Any other use of, or reliance on, this report by any third party is at that party's sole risk.

CERTIFICATE OF AUTHOR

David Z Royle
Consulting Geologist
(ABN: 75487479120)
8/56 Kersley Road
Kenmore Qld 4069
Phone: 07 3720 1063 Fax: 07 3720 1064
E-mail : dzroyle@bigpond.com

I, David Z Royle, am an independent, international Consulting Geologist of 8/56 Kersley Road, Kenmore, Queensland, Australia.

I am a Fellow of The Australasian Institute of Mining and Metallurgy, a Chartered Professional and a Fellow of the Society of Economic Geologists. I graduated from the University of New England, NSW with a Bachelor of Science with Honours degree in geology in 1974.

I have practiced my profession continuously since 1974 and have been involved with every phase of mineral exploration for precious metals, base metals, coal and diamonds in Australia, Pacific, Southeast Asia, North and South America and Africa.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101. I am currently a Consulting Geologist and have been so since February 2001.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Franc-Or Resources Corporation in accordance with the application of Section 1.5 of National Instrument 43-101, I have read National Instrument 43-101 and Form 43-101F1 and this report has been prepared in compliance with it.

I certify that the accompanying report is based on personal knowledge relating to the property, a site visit to the Humboldt Springs property, and a review of private and public documents pertaining to the property.

Date at Reno, Nevada, this 3rd day of May 2002.

(S) David Z Royle

David Z Royle, BSc (Hons), FAusIMM, (CP)
Consulting Geologist

David Royle
Consulting Geologist
FAusIMM, CPGeo
8/56 Kersley Road, Kenmore 4069
Queensland, Australia
Phone: (617) 3720 1063 Fax: (617) 3720 1064
E-mail : dzroyle@bigbond.com

May 3, 2002

Mr. Robert J. Casaceli
1900 Allen Street
Reno, Nevada 89509
USA

Dear Bob:

Re: Technical Report – Humboldt Springs Project

Please find enclosed my independent Qualified Person's Technical Report on the Humboldt Springs Project, Nevada. I have issued four hard copies of the report and an electronic version, suitable for submission to the relevant securities regulatory authorities.

Work on this review was done in the Franc-Or Reno, Nevada office during April 21, 2002 to May 3, 2002. I was the Qualified Person responsible for the report preparation.

Yours sincerely,

(S) David Z Royle

David Z Royle
BSc (Hons), FAusIMM (CP)

CONSENT OF QUALIFIED PERSON

To: The securities regulatory authorities of each of the provinces and territories of Canada.

I, David Z Royle, BSc (Hons – Geology), do hereby consent to the filing of the technical report prepared for Franc-Or and dated May 3, 2002 in respect of the Humboldt Springs Project, Nevada.

DATED at this 3rd day of May, 2002.

(S) David Z Royle

David Z Royle, BSc (Hons), FAusIMM (CP)

Table of Contents

List of Figures

(located at back of report)

1.0 SUMMARY

Franc-Or Resources Corporation has commissioned David Royle, an international geological consultant, to provide an independent Qualified Person's Review and Technical Report on the Humboldt Project in Nevada. The work entailed review of pertinent geological, geophysical and geochemical data in sufficient detail to prepare the Qualifying Report, the purpose of which is to independently support pertinent Canadian Securities Commission filing requirements and to augment the 2001 Annual Report and the 2001 Annual Information Form. In addition site visits were made to the project area and adjacent mining operations, and to three other regional exploration targets.

The Humboldt Springs property is located 50 km west of Winnemmuca in Humboldt County, Nevada. In 2001-2002, 144 Claims were staked by Cordillera Exploration Co., to cover a prospective north-trending structural target on strike with the Twin Creeks Mine to the north and the Lone Tree Mine to the south (Valmy Trend). The exploration model is to locate a multi-million ounce, high-grade sediment-hosted gold deposit in basement Palaeozoic rocks associated with buried horsts concealed beneath a thick mantle of valley fill sediments. The area has never been systematically explored. CSAMT and MMI geochemistry are the preferred search techniques at the prospect scale.

The property is being explored by the Nevada Syndicate, a joint venture between Franc-Or (42.5%), Ranger Minerals Ltd. (42.5%), and Cordilleran Exploration Company (15%). The former two partners are sharing funding of an exploration budget through to July 31, 2002. Cordilleran are the operators and will be carried through to a feasibility study and a production decision at which point they must decide to become a 15% working interest partner, or fall-back to a three percent NSR royalty, or an eight percent net profits royalty if a given project is encumbered with more than 5% NSR royalties.

Results of the initial phase of exploration carried out over the last six months have returned encouraging results. CSAMT geophysical surveys confirmed the presence of the northerly trending structural zone on the property. It can be traced for up to 2.0km along strike and appears to be about 400m wide. Smooth-model inversions of Cagniard resistivity also demonstrated rapid thickening of pediment cover to the west across a postulated block faulted basement graben margin. Estimates of depth to pre-Tertiary basement rocks is uncertain but has been interpreted to range from a minimum of 180m in the east to over 450m in the western part of the property.

MMI soil geochemistry identified potentially significant concentrations of Au and Ag with strongest anomalies confined to the northerly trending structural zone. Based on the pattern of scattered anomalies a parallel set of mineralized structures/faults is inferred from the data. Several of these coincident Au/Ag anomalies constitute attractive drill targets.

The quality and accuracy of work carried out by Cordilleran on the Humboldt Springs Project is sufficient to make reasonable interpretations of the data. It is concluded that the dimensions of the identified north-trending structural corridor is sufficient to host a multi-million ounce gold resource and that drill testing is warranted despite the inherent risks of drilling through uncertain thickness of cover rocks.

2.0 Introduction and Terms of Reference

David Z Royle (DZR) was contacted by Mr. Robert Casaceli, President of Franc-Or Resources Corporation (Franc-Or or the Company) in February 2002 to prepare and deliver a Qualifying Technical Report on the Humboldt Springs Project in which the Company has a 42.5% interest.

The work entailed review of pertinent geological, geochemical, geophysical, and other exploration data in sufficient detail to prepare the Qualifying Report, the purpose of which is to independently

support the Annual Reporting Requirements including recommendations and a proposed budget for further exploration of the property.

In November 2001 the author provided consulting advice on remote geochemical techniques suitable for pediment exploration in the Humboldt Springs area. The Mobile Metal Ion (MMI) Technique® was recommended including advice on sampling methodology, licensed laboratories, shipping, and data handling and interpretation.

In preparing this report, DZR reviewed public domain geological reports, maps, miscellaneous technical papers, and private company geological reports, maps and technical documents as listed in the "Reference" section of this report. In addition DZR visited the property in April 2002 where he discussed the technical merits of the property with management and technical staff of Franc-Or and Cordilleran Exploration Co.

Cost data used to create proposed budgets which, support the proposed work program are based on general knowledge of current costs, and as supplied by Dr. Andy Wallace of Cordilleran Exploration who has extensive experience on other projects in the region recently as well as over the last 30 years.

Metric units of measure are used throughout this report except for budget information, which is presented in Imperial units due to local cost structures. In cases where the original data was given in Imperial units, the data has been converted to Metric units using commonly accepted factors. The following list shows the meaning of the abbreviations for technical terms used throughout the text of this report.

Abbreviations	Meaning
Ag	silver
Au	gold
Co	cobalt
CSAMT	controlled source audio-frequency magnetotelluric (survey)
DEM	digital elevation model
g/t	grams per tonne
ha	hectares
JV	joint venture
Km	kilometer(s)
m	meter(s)
Ma.	millions of years
NSR	net smelter return (royalty)
Ni	nickel
Pd	palladium
ppb	parts per billion
ppm	parts per million
RC	reverse circulation (a drilling technique)

3.0 Property Description and Location

The property is located approximately 50 km due east of Winnemucca, Humboldt County, Nevada, USA. The general location of the property is shown in Figure 1.

The property consists of 144 unpatented contiguous claims, covering approximately 1024 hectares (Figure 2). Cordillerian Exploration Company (Cordilleran), of 573 E. Second Street, Reno, Nevada is the recorded holder of the claims. To the writer's knowledge there are no existing nor pending encumbrances or challenges to the title of any of the mining claims. There are no outstanding nor pending adverse environmental issues attached to the property. Annual

fees of $4,400 are due by September 1, 2002. Regulatory permits will be required before commencement of exploration drilling and construction of access tracks.

The claims comprising this property are located in Sections 13,14, 18, 19, 20, 23, 24, 25, 26, 30, 31, 32, 35, 36 Townships 35, 36 N., Ranges 42, 43 East, Humboldt County, Nevada, USA and include:

- HUM 1 – 108 (NMC #827075 – 827182); staked October, 2001
- HUM 109 – 144 (NMC # 828619 – 828654); staked February, 2002

The Nevada Exploration and Mining Syndicate, a joint venture consisting of Franc-Or (42.5%), Ranger Minerals Ltd. (42.5%) of Perth, Australia, and Cordilleran (15%), acquired the property in 2001. Franc-Or and Ranger are required to fund exploration to bankable feasibility stage, at which point Cordilleran must decide to become a 15% working interest partner, or fall back to a three percent NSR royalty (Franc-Or, 2001) or fall-back to a three percent NSR royalty, or an eight percent net profits royalty if a given project is encumbered with more than 5% NSR royalties.

4.0 Accessibility, Climate, Physiography, Local Resources and Infrastructure

The property is located in the high desert country of central northern Nevada characterized by hot dry summers and cold winters, that allow year round operations of most field activities. It falls in a broad alluvial filled basin, designated the "Red House Flats" bounded by the Osgood Mountains to the west and north and the Buffalo and Battle Mountains to the south. Elevations range from 1219m to 1372m in the basins to over 2500m in the surrounding ranges. The vegetation consists of sparse sagebrush and native grasses. Within the project area perennial streams drain to the west into the Humboldt River passing immediately southwest of the property boundary. Several small hot springs are present in the northeast corner of Section 30. In more detail, the central part of the property forms a subtle extremely flat plateau surface (defined by the 4,400 ft or 1341m contour) lying several meters above the surrounding country. It is thought to coincide with a subsurface basement horst feature. A thin mantle of windborne sand and loess covers the area.

Access to the property is east from the city of Winnemucca, along Interstate 80, 26 km to Golconda then northeast along County Highway 789 for 27 km to the Midas/Getchell intersection. Follow the all weather dirt road (5 Mile Road) to the southeast for 12 km to the property. Here the road closely follows the Western Pacific Railroad on the northern side.

Humboldt County has major gold mining operations and associated infrastructure at Lone Tree, Marigold, Getchell, Pinson and Twin Creeks. Apart from excellent road and rail infrastructure, power and water is readily available as well as suitable flat land for potential tailings storage areas, waste disposal areas, heap leach pads, and potential processing sites.

5.0 History

The Humboldt Springs property is largely unexplored with the only known exploration activity conducted by Santa Fe Pacific Gold in the 1980's over their railroad fee lands. Four lines of CSAMT lines at one-mile spacing were completed immediately east of the main Humboldt Springs structural target. At the same time regional airborne magnetic and gravity surveys were undertaken across the entire basin including the Humboldt Springs area. One vertical scout RC drill hole is reported on the south-central boundary of Section 30. The hole reached a depth of 122m in alluvium and failed to reach bedrock. The objective of this hole is unknown.

6.0 Geological Setting

6.1 Regional Geology

Geology, as exposed in the mountains surrounding Red House Flat, consists of shelf facies, Lower Palaeozoic sedimentary rocks overlain by the Roberts Mountain Thrust Fault with an upper plate of deep water, Lower Palaeozoic argillites, cherts, and metavolcanic rocks (Speed, 1983 and Wallace, A. B., 2002, pers. com.). Formations of the shallow-water Antler Sequence of Upper Palaeozoic age, were deposited unconformably on the Lower Palaeozoic rocks, and were, in turn, overridden along the Golconda Thrust Fault by rocks of the deep water, Upper Palaeozoic Havallah Formation. All these rocks were locally intruded by Mesozoic plutons and Tertiary intermediate dikes and sills, particularly of Eocene age. Tertiary volcanic rocks, largely rhyolitic ash-flow tuffs and mafic lavas, are present in erosional remnants, and likely covered the whole region in the Middle Tertiary. In addition to the thrust faults and associated folds, numerous trends of normal faults cut all the rocks described above. Ore deposits in the region are largely associated with these normal faults and also occur as replacement-style, stratabound bodies, particularly in carbonate-bearing, Lower Palaeozoic rocks and in the overlying Antler Sequence.

6.2 Property Geology

The entire Humboldt Springs area is covered by an unknown thickness of Quaternary to Tertiary aged alluvium and possible volcanic rocks. Drilling by Santa Fe one kilometre to the east of the main area of interest encountered horizontally layered lake beds, including a 67m thick basalt flow/sill at a depth of 30m below surface. The hole failed to reach bedrock terminating at 122m. Pediment exploration in 1989 by the Santa Fe – Rex Resources JV immediately east of Treaty Hill and 6km southeast of the property encountered a similar sequence of lake beds and horizontal basalt flow (20-30m thick) in four drill holes (Casaceli R. C., pers. com). These rocks rest on a basement of Palaeozoic sediments including Battle Formation conglomerate and Valmy Formation quartzite, chert and black shale at a depth of 120m to 185m below surface.

Combined geophysical data (CSAMT and gravity) gives a general approximation to depth of bedrock beneath Humboldt Springs of between 150m to over 500m in the western part of the project area. A continuous sub-horizontal basalt horizon (60m to 90m thick) at a depth of about 30m below surface is inferred from CSAMT to extend throughout most of the property (Zonge Geosciences Inc., 2002).

A major north-south structural zone (up to 400m wide), suggested by magnetic as well as topographic lineaments on both Landsat imagery and shaded relief DEM, cuts through the centre of the property and extends for about 2.0 km along strike (Figure 2). This potentially mineralized trend strikes northwards onto the adjacent property (Section 25). Discussions with the claim owners have been initiated. It was the recognition of this north trending feature which, is on trend with both the Twin Creeks Mine "Valmy Trend" to the north and the "Wayne Zone" at the Lone Tree Mine to the south, that led to staking of the area by Cordilleran Exploration. Regionally these normal faults have relatively recent motion, and have produced north-trending basement horst and grabens. Regional USGS residual and derivative gravity maps indicate that the property coincides with a basement horst feature (Saltus R. W., 1988). It is interesting to note that both Lone Tree and the Chimney Creek deposits are also prominent north-trending basement horsts. Examination of CSAMT smooth model inversions indicate that a number of stair stepping, down-to-the-west faults exist west of the major north-trending structural zone.

Airborne magnetic, Landsat, and DEM images show several prominent northwest and northeast lineaments intersecting in the Humboldt Springs area. They appear to truncate the north-trending structural zone in the northern part of Section 25 in a zone of major structural dislocation. A major northwest trending fault possibly cuts the north-trending structural zone to the south in the southeast corner of Section 36. The geometry of the lineaments is consistent with a northwest trending, right lateral wrench system with east-west extension. The northeast lineaments, with

apparent post-Miocene movement, are left lateral antithetic strike slip faults related to the Midas Trench (Rowan, 1981).

A small coincident bulls eye gravity and magnetic feature located immediately west of Section 36 suggests that an intrusive stock exists at depth. A string of associated small magnetic highs confined to a relatively narrow northeast trending structural corridor passes through the property and may represent small intrusive stocks. Bloomstein (1993) noted several small Tertiary (36 to 39 Ma.) intrusive bodies associated with both the Marigold and Lone Tree gold deposits.

7.0 Deposit Types

The Humboldt Springs property occurs at the intersection of the northwest Battle Mountain Trend and the southern end of the north-south Valmy Trend, a 100 km long zone containing several multi-million ounce, sediment-hosted Carlin-type deposits and other occurrences of gold mineralization (Figure 1).

To the north the Newmont owned Twin Creeks Mine, with over 13 moz Au in production plus reserves, contains gold hosted throughout the early and late Palaeozoic basinal sedimentary sequence (Newmont, 1999 and Bloomstein, E.I., et al., 1990). Classic Carlin-style gold mineralization occurs in a 6km long north-trending structural zone (200-400m wide) with higher-grade mineralization concentrated in flat lying carbonate rocks of the Pennsylvanian – Permian Etchart Formation in the Vista Pit and silty limestone and carbonaceous shale of the Ordovician Comus Formation in the Mega Pit. Both high- and low-angle faults were important features for ore localization as well as intrusive sills where gold mineralization has locally pooled. Sulphide mineralization consists of gold and associated fine-grained "sooty" pyrite, stibnite, orpiment, and realgar. A blanket of alluvium covers most of the area, and thickens southward more rapidly than the regional topographic slope, reaching a thickness of over 200m at the southern end of the Mega Pit.

At the southern end of the Valmy Trend, and 11-km due south of the Humboldt Springs property, is the Lone Tree deposit containing over four million ounces of gold in production and ore reserves. Gold mineralization is hosted by Palaeozoic siliclastic rocks of interleaving thrust slices (Bloomstein, E, et al., 1993). The basal stratigraphic unit drilled in the area is the Ordovician Valmy Formation, which is unconformably overlain by rocks locally correlated with Mississippian – Permian Antler Sequence rocks. Pennsylvanian – Permian rocks of the Havallah Sequence have been thrust over the Antler Sequence in this area. Gold mineralization occurs in all three formations and is largely confined to a north-south trending zone of intense fracturing and faulting known as the Wayne Zone. The Wayne Zone dips steeply to the west, is 50-120m wide, and has been traced for over 2km along strike on the Lone Tree property and the adjoining Stonehouse area. High-grade ore is localized mainly at fault intersections in brittle rocks. The ore is hosted by breccias, veins and mineralized shear zones. Sulphide mineralization consists of gold, arsenopyrite and pyrite. Trace elements associated with gold include As, Sb, Hg, and Ag. The hydrothermal alteration and mineral chemistry suggests that the Lone Tree deposit is of the adularia-sericite-selenium low sulphidation type and quite different to Carlin-type deposits (Bloomstein, op cit.). The Lone Tree deposit was entirely covered by unconsolidated alluvium, ranging from 1m to over 365m thick.

The geological model being applied in the investigation of the Humboldt Springs Project combines common elements of both the Twin Creeks and the Lone Tree deposits. The principal target is concealed bulk tonnage, high-grade gold mineralization focused within a major north-south trending structural zone and hosted by reactive sedimentary rocks of Palaeozoic age. Potential brittle deformation zones along faults and at intersections of north-south, northwest and northeast fracture zones are thought to be important sites for gold mineralization. Ideal sites are basement graben features that can potentially bring mineralized systems to accessible mining depths (less than 300m) below alluvial cover. The geophysical method typically employed to

identify potentially mineralized structures and depth to bedrock is CSAMT. Soil geochemical surveys using sensitive partial extraction techniques such as MMI can be used to define areas of precious metal enrichment in overburden covered areas.

8.0 Mineralization

There is no outcropping mineralization exposed on the property, however gold and silver-in-soil anomalies closely associated with major north-trending lineaments (described in more detail below) are suggestive of precious metal mineralization at depth.

9.0 Exploration

9.1 Remote Sensing

Ranger Minerals Ltd. acquired DEM shaded relief images of the Humboldt Mineral District at 1:1,000,000 and 1:250,000 scale on behalf of the joint venture. These images were used to generate the Humboldt Springs project and have been a useful tool to guide regional targeting in the basin and ranges of Nevada. The images use USGS topographic data and are prepared using MicroImages TNT mips V6.5 software and O.R.E. proprietary Tectonic Enhancing Algorithms. Apart from highlighting the prospective northerly-trending structure passing through Humboldt Springs the images show strong northwest trending lineaments that are parallel to the Battle Mountain Trend and Mag Zone at the Pinson Mine. They also show possible "Midas" parallel lineaments and basement horst blocks in pediment areas.

9.2 Geophysical Surveys

A CSAMT survey was carried out over the Humboldt Springs Project area in November 2001 and follow up work in April 2002 by Zonge Geoscience Inc. The purpose of this survey was to evaluate the depth to bedrock and to locate possible mineralized faults beneath the alluvial covered project area. CSAMT data were acquired on four east-west oriented lines for a total of 10.7 km. Locations of lines are shown on Figure 2.

Data were acquired with a Zonge model GDP-32 multiple purpose receiver. The signal source was a Zonge GGT-30 transmitter. Lines were established by Zonge personnel using a Trimble PRO-XRS GPS receiver with real time differential corrections provided by OMNISTAR. This system is capable of sub-meter accuracy. CSAMT data were acquired along the lines using a 200-foot electric-field dipole. Measurements were made in spreads consisting of four electric-field dipoles with a magnetic-field antenna located in the centre of the spread. The data were acquired in the broadside mode of operation with the electric-field dipoles oriented along the survey line parallel to the transmitter dipole. The magnetic antenna was oriented north-south. Measurements were made at frequencies ranging from 0.250 Hz to 8192 Hz in binary steps.

Zonge (2002) concluded the following from results of the survey:

- The area is underlain by an alluvial and volcanic section that increases in thickness from east to west.
- Due to the existence of very low resistivity alluvial material, the depth to pre-Tertiary bedrock is poorly constrained.
- The depth to pre-Tertiary bedrock is interpreted to be shallowest beneath the eastern end of all lines, where is estimated at 180 to 240m deep. The depth is interpreted to increase to 450m or more beneath the western ends of all lines.
- Extremely low resistivity material in the upper 30m of the section probably represents clay-rich lacustrine deposits.

- A relatively continuous, moderately resistive unit, probably a basalt flow, is interpreted at a depth of 30m and is estimated at 45 to over 100m in thickness.
- Low resistivity material is indicated beneath the basalt flow and is thought to most likely represent alluvial material.
- An apparent conductive zone suggested in the one-dimensional smooth model inversions beneath 88400E to 88600E on L75800N is considered to be a geometric artefact due to a strong near-surface resistivity contrast (see Figure 3). The contrast may represent young movement on an old structure.

This north-trending structure which can be traced northwards for about two kilometres to L78800N and is not present on L81100N, a further 700m to the north, possibly due to offset on a northwest fault. It coincides exactly with the north-trending structural feature identified on DEM images. This structure, and several other more subtle and parallel features observed on all lines, is interpreted to represent the trace of the mineralized Valmy Trend through the property. Immediately to the west of the main north-south structure the alluvial overburden rapidly thickens as indicated by more resistive basement rocks. This geometry supports the existence of a basement horst underlying the property with the identified north-trending structural zone forming its western margin.

9.3 Soil Geochemistry.

In November 2001 the author was approached by Franc-Or to advise on appropriate geochemical methods to see through deep pediment cover. The MMI Technique was selected and an initial program was designed comprising five widely spaced lines covering Sections 30 and 36 (see Figure 2 for locations). The MMI Technique measures mobile metal ions in surface soils. These mobile metal ions are released from oxidizing ore bodies and travel upward toward the surface. Using sophisticated chemical processes and instrumentation, the MMI Technique is able to measure those ions, in surface soil, and to determine accurately where buried mineralization is located. Sampling methodology and approach are discussed below.

Samples where collected by Cordilleran personnel and submitted to ALS Chemex, Perth, Western Australia, which is licensed by MMI Technology, and analyzed for "MMI suite B" including Au, Ag, Ni, Co and Pd.

<u>Data Treatment</u>

The geochemical data generated by MMI is very precise and is best interpreted using Response Ratios to identify anomalous trends and patterns. Response ratios have been calculated for each element within the data set, and involved calculation of a background for each element using the following methodology:

- Each element was selected individually and the lowest 25% of the data for all the samples analysed was identified.
- Any value less than the detection limit was included by allocating a value half of the detection limit an estimate value.
- After determining the lowest quartile (25%) of the data, the average of these values was then calculated. This was assigned as the background value for that element within the specific data set of the survey area.

Response Ratios were calculated for individual samples by dividing each raw value by the predetermined background value for that element. The numbers were then rounded to give whole numbers greater than or equal to one. Essentially a Response Ratio value is a simple measure of 'times background' response at each sample site.

Data Presentation

To assist with interpretation, stacked bar charts presenting MMI Response Ratios along each traverse, were produced to highlight trends and anomalous patterns, and are presented below as Figures 4-6.

Comments

A review of the stacked bar charts for the data set and geochemical plans (Figure 7 and 8) identifies a number of geochemical trends and anomalies.

Of significance is the coincidence of Au and Ag in the anomalies. The co-existence of these two elements in MMI geochemical data sets has been found to be highly significant and diagnostic for identification of primary Au mineralization. This should not be confused with definition of an ore body at depth, but as would be expected, the close relationship of Au and Ag in most primary gold mineralization is reflected by Au/Ag MMI geochemical responses in soils at the surface. This correlation has been observed in many case studies from varied landforms, soil types and climatic regimes around the world. It has been especially useful in distinguishing primary and secondary Au mineralization in areas where both exist.

The MMI data has identified two anomalies on Line 1 with coincident Au/Ag responses - samples 3051, 3052 and 3056 - 3060. The level of response is thought to represent mineralization possibly aligned along northwest trending structures. While there are other Au anomalies, they have only subdued Ag and would constitute a secondary drilling target behind the Au/Ag anomalies. Sample 3104 is the most significant along Line 2 with most responses relatively subdued.

Line 3 appears noisy compared to the others, however the most significant samples are 2970, 2980, and 2981. The response ratios for Au and Ag are largely coincident but lower order. The pattern is similar to that expected from a stratiform style of mineralization rather than simple vein, or could be a shear zone with the sample line sub-parallel to the shear (Figure 4).

The strongest geochemical response was on Lines 4 and 5. On Line 4 the most significant zone is between samples 3006 and 3011 (Figure 5). This pattern is very characteristic of *mineralization. Probably the most significant anomaly from this study occurs between samples* 3025 and 3028 on Line 5 (Figure 6). There are elevated Au responses along the line but the subdued Ag suggests that it may not be related to a source immediately below. Elsewhere along the line lower order Au/Ag responses occur however any initial follow-up, especially future drilling should be directed around the main anomaly.

While it is difficult to correlate individual Au-Ag anomalies from line to line what is clear is a clustering of strongest anomalies across a 400m wide zone on Lines 3-5 coinciding with the interpreted north-trending structural feature (Figures 7 and 8). These are suggested to represent a series of sub-parallel, north to north-northeast trending mineralized structures as observed at both the Twin Creeks and Lone Tree deposits. The most significant Au-Ag anomalies (and priority drill targets) are on Lines 4 and 5 (e.g. samples 3006-3011 and 3025-3028 respectively) and are probably characteristic of mineralization lying directly beneath.

It is not clear why there is no appreciable geochemical response directly over the principal structure defined by minor north-south drainages and why the best anomalies are offset to the east of this structure. Field inspection of the area suggests that wind blown sand and transported sheet wash may have diluted any response. An alternative explanation could be the effect of a west dipping fault zone beneath the valley fill, where the geochemical "tail" would be expected to be at the most up-dip point vertically above an oxidizing orebody.

Geochemical patterns for the Co-Ni-Pd suite have no correlation to Au or Ag. Two isolated anomalies on Line 2 show strong coincidence in all three elements. This may indicate ultra-mafic units at depth such as the peridotite flow observed in the Maga Pit at Twin Creeks.

Comparison of MMI and conventional high precision fire Au assays are presented in Figures 9-11. Response ratios show excellent coincidence, with the conventional assays giving the same anomalous dispersion patterns. In most cases the MMI results show a five-fold factor difference. While MMI is not creating new anomalies in this case it is giving overall better resolution than the conventional analyses.

9.4 Regional Reconnaissance

On the basis of filed visits to three regional targets in the Humboldt district it is considered that the application of DEM imagery, aeromagnetics and gravity is a valid approach to target hidden basement horsts at coincident intersections with mineralised regional lineaments.

10.0 Sampling Method and Approach

Soil samples were collected on two northeast trending lines (450m apart) on Section 30 with samples collected at approximately 30m sample intervals. Three east-west oriented lines at 300m-line spacing covered the central northern portion of Section 36. Sample intervals were mostly 30m apart but reduced to 15m over the structural target zone. Details of sample locations and analytical results can be found in Figure 2 and 4-11 and Royle (2002). After removing about 20cm of wind blown sand and organic matter a sample of sandy soil was taken using a plastic shovel. Sieving was not necessary due to the even fine sand present with 100% passing through a –2mm mesh.

DZR is of the opinion that soil sampling using the MMI Technique is adequate for the purpose of detecting precious metal mineralization through thick pediment cover rocks. The author is also of the opinion that the soil sample density was adequate to demonstrate that anomalous concentrations of Au and Ag exist in soil on the Humboldt Springs. Results suggest that a sample spacing of 30m (100 ft) is sufficient to identify significant gold-in-soil anomalies and should be used in future soil geochemical programs. The spot MMI anomalies together with CSAMT data highlight specific target areas for drill testing.

11.0 Sample Preparation, Analyses and Security

Cordilleran geologists undertook all soil sampling with samples under their control at all times including supervision of shipping. The author advised on sampling collection and shipping protocol. Samples weighing 120g each were placed in plastic snap sealed bags and unique identifier labels were attached. Sample record lists with sample descriptions were prepared. Samples were then packaged in sealed containers and air freighted to ALS Chemex, Perth where the laboratory exercised their chain of custody protocol. DZR is not aware of any reported breaches of security.

A total of 160 MMI soil samples were prepared and analyzed by ALS Chemex Labs, Perth, Western Australia, using the proprietary MMI Technique®. The elemental suite of Au, Ag, Ni, Co and Pd (MMI suite B) was selected. Detection limits for Au and Ag was 0.1 ppb. In addition 98 soil residues from Lines 3-5 were prepared and analyzed for Au by ALS Chemex Labs, Reno, Nevada for checking purposes. Gold was determined on a 30g sample by FA-ICPMS analytical technique with 1ppb detection limit. Samples were oven dried and sieved to – 80 mesh prior to analysis.

Several field duplicate samples were taken for quality control (QC) purposes and all returned acceptable repeatability. It is recommended that in future programs that about 10% of the samples are duplicated to improve confidence in QC.

The author is of the opinion that sampling and security procedures met industry best practices standards. Sample preparation protocols were those normally used, and analytical techniques were appropriate for the sample types and compositions.

12.0 Data Verification

A review of check and duplicate MMI and conventional fire assay data showed that the responses were within acceptable limits for interpretation. Laboratory repeats are good with most assays at significant levels showing good repeatability and thus acceptable precision. Absolute mean percentage differences (AMPD) were calculated by the author for all repeat pairs and the average for each element (Royle, 2002). The AMPDs should generally be less than 10% at significant levels above the detection limit. Higher AMPDs in this data set invariable correspond to values near the detection limit. The scattergrams of original versus repeat assays show acceptable correlations, with very few pairs deviating away from the 1:1 correlation line.

It should be noted that laboratory repeats only indicate laboratory precision and give no indication as to the repeatability of the field sampling. Only two field duplicates were collected in this survey and both showed good repeatability. The author re-sampled the three highest MMI gold anomalies in April including a series of samples down the soil profile at approximately 20cm intervals. Results are pending.

Verification of CSAMT data by DZR relied on visual inspection of a representative selection of plotted data. All plotted data showed a continuum of coherent readings and in the opinion of the author the data handling and interpretation by Zonge Geosciences Inc., is reasonable given the geological environment. Further verification of the data has involved a visual comparison of Third Party geophysical data and CSAMT for general compatibility and fit.

13.0 Interpretation and Conclusions

The Humboldt Springs Project represents a high potential but high-risk opportunity for discovery of concealed gold mineralization beneath valley fill sediments. The target is 11km north of Lone Tree Mine and also directly on trend with the Twin Creeks Mine located another 30km to the north. Gold mineralization at both these mines is related to northerly structures and is found throughout the Palaeozoic sedimentary succession as disseminated replacement bodies in calcareous/carbonaceous units and in structurally prepared zones in siliclastic rocks.

The geological model being applied in the investigation of the Humboldt Springs Project is concealed bulk tonnage, high-grade gold mineralization focused within a major north-south trending structural zone and hosted by reactive sedimentary rocks of Palaeozoic age. Potential brittle deformation zones along faults and at intersections of north-south, northwest and northeast fracture zones are thought to be important sites for gold mineralization. Ideal sites are basement horst features that can potentially bring mineralized systems to accessible mining depths below alluvial cover. CSMAT and MMI soil geochemistry are the preferred search techniques.

The results of the CSAMT geophysical survey confirmed the presence of the north trending fault zone and rapidly thickening younger cover rocks to the west as a result of down-to-the-west step faults. Estimates of depth to pre-Tertiary basement are uncertain but are interpreted to be shallowest beneath the eastern part of the property (180-240m deep) and increasing to over 450m across the major north-south structural feature to the west. The only way to resolve this issue will be to drill several well-directed scout drill holes. DEM images and Third Party

aeromagnetic data suggest that the prospective north-south structural zone is about 400m wide and up to 2.0 km long and is terminated to the north by intersecting northeast and northwest structures and by a major northwest trending fault to the south.

MMI soil geochemistry identified anomalous concentrations of Au and Ag especially associated with the northerly trending structural zone. The co-existence of these two elements in MMI geochemical data sets has been found to be highly significant and diagnostic for identification of primary Au mineralization. Based on the pattern of scattered anomalies a parallel set of potentially mineralized structures is inferred from the data. Several of these coincident Au/Ag anomalies on Lines 4 and 5 constitute attractive drill targets. Based on results of this work sample reliability is good with excellent corroboration by conventional fire assays, which mimic the MMI results.

It is concluded that the dimensions of the potentially mineralized, north-trending structural corridor is sufficient to host a multi-million ounce gold deposit. The project is extremely well located with respect to access and mining infrastructure.

Some critical risk factors to be considered in future investment on the property are:

- Depth of overburden and it's potential impact on economic extraction of ore?
- Whether high-grade gold mineralization exists at depth?
- What is the nature of the hydrology of the area and what potential impact would de-watering have on the surrounding catchment?

The objective of the 2001-2002 exploration work was to confirm the presence of prospective structures in the project area, to determine depth to pre-Tertiary bedrock and to define "leakage" Au/Ag anomalies. The work was successful on all counts and has upgraded the potential with the identification of drill targets.

14.0 Recommendations

The author is of the opinion that the property merits additional exploration expenditure, based on the presence of geological, geophysical, and geochemical signatures indicative of potentially economic gold mineralization at depth under alluvial cover.

It is recommended that a Phase 2 work program include the following:

1. Additional MMI soil sampling is recommended to gain better geochemical coverage and further define the structural trend by:
    - Extending Lines 3, 4 and 5 to the east to 485000E.
    - Extend the coverage to the south of Line 5 with one more 300m spaced east-west orientated line. Transported sheet wash could affect sample quality in this area.
    - Extending the coverage to the north with three 300m spaced east-west lines extending to 485200E.

2. Additional CSAMT coverage is required to the south of Line 81100N to focus drilling with minimum one more line provided that power lines on the west side of the project area do not interfere with the electric and magnetic fields.

3. An eight hole RC percussion drill program for a total of 12,000 ft (3658m) would provide an effect first test of the project's potential and bring it to a go/no-go decision point. Pre-Tertiary bedrock may be deeper than is anticipated, and drilling may be difficult in the semi-consolidated gravel with potentially high water flows. Third-party gravity data suggests bedrock depths of over 500m, but the CSAMT indicates bedrock may be at 300m or less. An initial fence of three holes on geochemical Line 5 is recommended including one shallow test and two deeper crossover holes to determine:

- Depth to bedrock.
- If there are a series of sub-parallel mineralized structures.
- How to interpret dips to target better on other lines.
- If there is any movement of transported material from west to east that could offset geochemical anomalies from the source.

The following budget is proposed to support the Phase 2 work program in 2002.

Item	Quantity/Unit Cost	Expenditure US$
CSAMT survey	1 line-mile @ $2,700/mile	2,700
MMI geochemistry	200 samples @ $40/sample	8,000
Drilling	12,000' @ $12/foot	144,000
Geology + Admin	allow	15,000
TOTAL		**$169,700**

15.0 Reference

Bloomstein, E.I., Massingill, G.L., Parratt, R.L., and Peltonen, D.R., 1990: Discovery, geology, and mineralization of the Rabbit Creek gold deposit, Humboldt County, Nevada. In Geology and Ore Deposits of the Great Basin, Geological Society of Nevada and US Geological Survey, Reno/Sparks, Nevada, 1990, Symposium Proceedings Volume, p. 821-843.

Bloomstein, E.I., Braginton, B., Parratt, R.L., Raabe, K. and Thompson, W., 1993: Geology and geochemistry of the Lone Tree gold deposit, Humboldt County, Nevada, Proceedings of the 23rd Annual Meeting, SMME and SEG, February 15-18, 1993; Reprint 93-205. 23p.
Franc-Or Resources Corp., 2001: Second Quarter Report.

Graney, R. G., and McGibbon, D.H., 1990: Geological Setting and Control on Gold Mineralization in the Marigold Mine Area, Nevada. In Geology and Ore Deposits of the Great Basin, Geological Society of Nevada and US Geological Survey, Reno/Sparks, Nevada, 1990, Symposium Proceedings Volume, p. 865-874.

MMI Geochemistry Web Site: www.mmigeochem.com

Newmont, 1999: The Geology and Gold Mineralization of the Twin Creeks Gold Deposit, Humboldt County, Nevada. Unpublished company report, 12p.

Orbital Research Exploration, 2001: Shaded relief DEM Images and mineral occurrence data covering Nevada and the Humboldt County for Ranger Minerals Ltd., 4 maps, Scales 1:1,000,000 and 1:250,000.

Rowan, L.C., and Wetlaufer, P.H., 1981: Geological evaluation of major Landsat lineaments in Nevada and their relationship to ore deposits. US Department of the Interior Geol. Survey Professional Paper, Open File No. 79-544, 65p.

Royle, D.Z., 2002a: Comments on Geochemical Responses from Humboldt Springs Project, Nevada, USA. Internal Memo to Franc-Or.

Royle, D.Z., 2002b: Humboldt Springs Project – Additional Comments on MMI geochemical responses. Internal Memo to Franc-Or.

Royle, D.Z., 2000c: Humboldt Springs Project – MMI QC Data. Excel Worksheet.

Saltus, R. W., 1988: Regional, Residual and Derivative Gravity Maps of Nevada, USGS. Map 94B, Scale 1:1,000,000.

Speed, R. C., 1983: Pre-Cenozoic Tectonic Evolution of Northeastern Nevada, in Geothermal Resource Council, Special Report No. 13. p. 11-24.

Willden, R., 1964: Geology and Mineral Deposits of Humboldt County, Nevada, Nevada Bureau of Mines and Geology, Bulletin 59, 147p.

Zonge Geosciences Inc., 2002: CSAMT Survey on the Humboldt Springs Project, Humboldt Co., NV for Cordilleran Exploration, Data Acquisition Report, 37p, 11 maps.


Humboldt Co
Elko Co
Turquoise Ridge
Twin Creeks
Midas
Getchell
Valmy Trend
Pinson
Post/Betze
Dee
Deep Star
Winnemucca
Golconda
HUMBOLDT SPRINGS
Carlin
Lone Tree
Elko
Marigold
Gold Quarry
Carlin
Railroad
Battle Mtn
Rain
Fortitude
McCoy
Pipeline
Cortez
Elko Co
Pershing Co
Lander Co
Eureka Co
NEVADA
Economic Gold Mineralization
N
10 MILES

Figure 1

Humboldt Springs Project, Nevada Location Map


T35N
Cordilleran Property Boundary
24
R42E
R43E
4536000N
L61100N
L78800N
L77300N
L75800N
LINE 1
LINE 2
LINE 3
LINE 4
LINE 5
25
26
30
36
4534000N
Railroad
483000E
485000E
EXPLANATIION
Horst Block
Structural Target Zone
Inferred Lineaments (Faults)
Magnetic Anomaly
CSAMT Line
MMI Line
N
1 MILE

Figure 2

Humboldt Springs Project, Nevada Property Map


Humboldt Springs Project
Line 75800N
Cagniard Resistivity
Cordilleran Exploration
Zonge

Figure 3

CSAMT Line 75800N – 1-D Smooth-Model Inversion of Cagniard Resistivity


Humbolt Springs - NV
Line 3
Response Ratios
120
100
80
60
40
20
0
2951
2952
2953
2954
2955
2956
2957
2958
2959
2960
2961
2962
2963
2964
2965
2966
2967
2968
2969
2970
2971
2972
2973
2974
2975
2976
2977
2978
2979
2980
2981
2982
Sample No
Au
Ag

Figure 4. Line 3 MMI Response Ratios Au/Ag


Humbolt Springs - NV
Line 4
Response Ratios
120
100
80
60
40
20
0
2983
2984
2985
2986
2987
2988
2989
2990
2991
2992
2993
2994
2995
2996
2997
2998
2999
3000
3001
3002
3003
3004
3005
3006
3007
3008
3009
3010
3011
3012
3013
3014
3015
Sample No
Au
Ag

Figure 5. Line 4 MMI Response Ratios Au/Ag


Humbolt Springs - NV
Line 5
Response Ratios
120
100
80
60
40
20
0
3047
3046
3045
3044
3043
3042
3041
3040
3039
3038
3037
3036
3035
3034
3033
3032
3031
3030
3029
3028
3027
3026
3025
3024
3023
3022
3048
3021
3020
3019
3018
3017
3016
Sample No
Au
Ag

Figure 6. Line 5 MMI Response Ratios Au/Ag


484000 mE
485000 mE
486000 mE
4535000 mN
4534000 mN
4533000 mN
MMI Soil Au_ppb
4 to 5.3 (3)
1 to 4 (11)
0.5 to 1 (28)
0.1 to 0.5 (79)
-0.1 to 0.1 (40)
UTM Zone 11, NAD27
500
0
500
1000
1500
metres

Humbolt Springs - MMI Geochemistry
Scale 1:20,000 Author: D. Royle

Figure 7

Humboldt Springs – MMI Gold Geochemistry


484000 mE
485000 mE
4535000 mN
4534000 mN
4533000 mN
MMI Soil Ag_ppb
60 to 90.6 (4)
40 to 60
20 to 40
10 to 20
0.2 to 10 (72)
UTM Zone 11, NAD27
500
0
500
1000
1500
metres

Humbolt Springs - MMI Geochemistry
Scale 1:20,000 Author: D. Royle

Figure 8

Humboldt Springs - MMI Silver Geochemistry


Humbolt Springs - NV
Line 3
Response Ratios
120
100
80
60
40
20
0
2951
2952
2953
2954
2955
2956
2957
2958
2959
2960
2961
2962
2963
2964
2965
2966
2967
2968
2969
2970
2971
2972
2973
2974
2975
2976
2977
2978
2979
2980
2981
2982
Sample No
AuMMI
AuCon

Figure 9
Line 3 Response Ratios MMI Au vs. Conventional Fire Au


Humbolt Springs - NV
Line 4
Response Ratios
120
100
80
60
40
20
0
2983
2984
2985
2986
2987
2988
2989
2990
2991
2992
2993
2994
2995
2996
2997
2998
2999
3000
3001
3002
3003
3004
3005
3006
3007
3008
3009
3010
3011
3012
3013
3014
3015
Sample No
AuMMI
AuCon

Figure 10
Line 4 Response Ratios MMI Au vs. Conventional Fire Au


Humbolt Springs - NV
Line 5
Response Ratios
120
100
80
60
40
20
0
3047
3046
3045
3044
3043
3042
3041
3040
3039
3038
3037
3036
3035
3034
3033
3032
3031
3030
3029
3028
3027
3026
3025
3024
3023
3022
3048
3021
3020
3019
3018
3017
3016
Sample No
AuMMI
AuCon

Figure 11

Line 5 Response Ratios MMI Au vs. Conventional Fire Au

Exemption : Rule 12g3-2(b)
File no. : 82-4164

FRANC-OR RESOURCES CORPORATION

Annual Information Form

May 17, 2002

TABLE OF CONTENTS

REPORTING CURRENCY AND FINANCIAL INFORMATION

All amounts in this Annual Information Form are expressed in Canadian dollars, unless otherwise indicated. References to "Cdn" are to Canadian dollars and "FF" are to French Francs.

CONVERSION FACTORS AND ABBREVIATIONS

For ease of reference, the following conversion factors are provided:

1 acre	= 0.4047 hectare	1 mile	= 1.6093 kilometers
1 foot	= 0.3048 meter	1 troy ounce	= 31.1035 grams
1 gram per ton	= 0.0292 ounce per ton	1 square mile	= 2.59 square kilometers
1 ton (2000 pounds)	= 0.9072 ton	1 square kilometer	= 100 hectares
1 metric ton	= 1,000 kg or 2,204.6 pounds		
1 kilogram	= 2.2 pounds or 32.151 ounces		

The following abbreviations of measurements are used herein:

Au	= gold	mm	= millimeters
cm	= centimeters	m	= meters
km	= kilometers	km^2	= square kilometers
g	= grams	kg	= kilograms
t	= ton (2,000 pounds)	g/t	= grams per ton
ppb	= parts per billion		

INCORPORATION AND GENERAL DEVELOPMENT OF THE BUSINESS

Franc-Or Resources Corporation (the "Corporation"), formerly known as "Card Lake Resources Limited", was formed under the laws of the Province of Ontario by the amalgamation of Card Lake Copper Mines Limited, Matona Resources Limited and Mission Harker Exploration Limited pursuant to articles of amalgamation dated October 31, 1986. Following its formation, the Corporation engaged in mineral exploration activities, principally in Ontario, Canada. On April 18, 1994, the Corporation completed the acquisition of all of the issued and outstanding shares of 1075295 Ontario Inc., a holding company, the principal asset of which was the shares of its wholly-owned subsidiary, Guyanne Resources Inc. S.A.R.L. ("GRI"), a corporation incorporated in French Guiana under the laws of France which held mineral interests in French Guiana. The acquisition was accounted for as a reverse take-over ("RTO") under the purchase accounting method. At the time of the RTO, the Corporation held two contiguous patented claims in respect of a gold and base metal exploration property located in the District of Cochrane, Ontario. In order to allow the Corporation to focus on its newly-acquired French Guiana properties, the Ontario properties were relinquished and substantially all of the Corporation's former assets and liabilities were written off or discharged and its deficit eliminated. In effecting the RTO transaction, the Corporation was required to obtain shareholder and certain regulatory approvals, including the approval of The Toronto Stock Exchange (the "TSE"), the exchange on which the common shares of the Corporation (the "Common Shares") are listed and posted for trading. The shareholders also approved the changing of the Corporation's name to Franc-Or Resources Corporation. On June 23, 1994, the Corporation and 1075295 Ontario Inc. amalgamated. On August 25, 1997, the Corporation was continued under the laws of the Yukon Territory.

From April 1994 to August 1999, the Corporation's activities were focussed primarily on exploration initiatives, including surface sampling, trenching, and drilling in French Guiana. In August 1999, the Corporation formed an exploration and mining syndicate in Nevada. The primary focus of the syndicate is gold exploration in Nevada and, to a lesser degree, in surrounding states. The syndicate was initiated as a joint venture with Cordilleran Exploration Company LC of Reno, Nevada, but in December 1999 was expanded to include Ranger Minerals Ltd. of Perth, Australia. The distribution of equity in the syndicate was set at 40% Franc-Or 40% Ranger, and 20% Cordilleran. The US$2 million commitment shared equally by the funding partners, Franc-Or and Ranger, was expended by July 2001 and allowed the Corporation to gain a 40% interest in the syndicate. In July, 2001, the three partners in the Nevada Cordilleran syndicate agreed to re-negotiate the terms of the tri-venture, whereby the funding partners, Franc-Or and Ranger Minerals Ltd., a public Corporation based in Perth, Australia, agreed to continue to support a reconnaissance program in Nevada at a cost of US $350,000 for one year from August 1, 2001 to July 31, 2002, in return for each to increase its equity in the project to 42.5%, and for Cordilleran Exploration Company LC, a private corporation based in Reno, Nevada to reduce its interest to 15%. Cordilleran's fifteen percent interest will be free-carried through a feasibility study and a production decision on any given property. At that point, Cordilleran must decide to become a fifteen percent working interest partner, or fall-back to a three percent NSR royalty. In the case where existing or imposed royalties may exceed five percent, Cordilleran's fall-back royalty interest would revert to an eight percent net profits interest. Discussions are underway to continue funding the syndicate beyond July 31, 2002. The syndicate currently holds only the Humboldt Springs property in north-central Nevada.

In French Guiana, the Corporation, through its wholly owned subsidiary Franc-Or Guyane S.A.R.L., continues to hold eight mining concessions in the Haute-Mana region in the center of the Department, as well exploration licenses comprising the Haute-Mana A Permit that surrounds the mining concessions, and five B Permits at the St. Pierre property in the northwest part of the Department. With the original estimate of near-surface resources on the Haute-Mana mining concessions having been effectively depleted, the corporation currently has minor gold production being reported from only one alluvial property in the St. Léon sector. At a few other properties, very limited exploitation is sustaining small-scale reclamation efforts, with no net gold being produced. The Corporation applied for an extension of the Haute-Mana A Permit in May 2000, and in November 2000 it requested that the French Administration consider an amended extension application of the St. Pierre B Permits to allow them to be converted to a single A Permit. In each case, the new applications were reduced significantly in size. To date, no answer has been forthcoming, although the Corporation is expecting to receive the government response by late June 2002.

In January 2002, the Corporation increased its investment in the private, Montreal-based biotechnology Corporation, URRMA Biopharma Inc., from $2 million to $3 million by exercising half of its 2 million options priced at $1/share two months early. In return, the Corporation received 100,000 additional options priced at $0.50/share and extended the other 1 million options until September 2002. Currently, the Corporation holds a 25% equity position in URRMA. The Corporation is currently involved in helping URRMA complete a private placement transaction, but an anticipated public financing will not take place before the end of the year owing to difficult market conditions. Although the terms of the anticipated private placement have not been finalized, a third-party valuation of URRMA is twice that of the valuation established at the time of the Corporation's initial investment in URRMA on March 29, 2001.

URRMA holds an exclusive global license from the Institut National de la Santé et de la Recherche Médicale (INSERM) in Marseille, France, for the use of the anti-R7V antibody in diagnostic tests and therapeutic treatment for AIDS. URRMA's first product, the R7V Qualitative Diagnostic Kit, is progressing well through the U.S. Food and Drug Administration (FDA), with commercialization expected in 2003. Business projections for the Qualitative and Quantitative Diagnostic Kits, and the Therapeutic Antibodies are robust. URRMA is required to pay a sliding scale royalty of 2% to 4% to INSERM, based-on volume of net sales of any R7V products. In February 2002, URRMA applied for its own patent on a new subclass of immunoglobulin that its scientific team discovered, and which may have diagnostic and therapeutic uses for AIDS and other viral-induced diseases.

On March 9, 2001 the Corporation also made a smaller private placement investment of $200,000 in Broadband Collaborative Solutions Inc. (BCS), a private Toronto-based telecommunications company. BCS has been able to show modest increases in sales of its video conferencing products in 2001, but a difficult market prevented an anticipated broker-lead public offering. The Corporation is now planning to go public later in 2002

Subsidiaries

The operations of the Corporation are carried-out through its wholly owned subsidiary, Franc-Or Guyane S.A.R.L.. Franc-Or Guyane was re-named from KWG Guyane S.A.R.L. on October 1, 1997, which was itself previously re-named from Guyane Resources Inc. S.A.R.L. on November 24, 1994. Guyane Resources S.A.R.L., was originally formed on April 24, 1993 as a subsidiary of KWG Resources Inc. predating the formation of Franc-Or Resources. The Corporation's other wholly owned subsidiary, Mont-Or S.A.R.L., was formed in 1996 to operate the joint venture with Homestake Mining Corporation at St. Pierre. However, since Homestake's departure from French Guiana, Mont-Or has been an inactive Corporation.

Registered Office, Head Office and Place of Business

The registered office of the Corporation is located at 200-204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2. The Corporation's head office is located at 40 King Street West, Suite 4900, Toronto, Ontario, M5H 4A2 and its principal operations office is located in French Guiana, at 3 Lot. Les Flamants Roses, Chemin Vérin-Route de Montabo, 97300 Cayenne.

DESCRIPTION OF THE BUSINESS

Franc-Or Resources Corporation is a minerals exploration company with an active gold exploration program in Nevada that is carried-out jointly with two other partners in a tri-venture that is known as the Nevada Cordilleran syndicate. The Corporation also continues to hold certain exploration and mining rights in French Guiana. In addition, in an effort to add value to its cash position and diversify its holdings during a prolonged downturn in the price of gold, the Corporation invested in private biotechnology and telecommunications companies in 2001.

Owing to a marked increase in the price of gold since February of this year, the Corporation will expand its budget for gold exploration, but only moderately for the time being. It will continue to systematically evaluate the extensive regional database of the Nevada syndicate and to utilize all the geophysical, geochemical, geologic, and remote sensing imagery tools at its disposal to prioritize highly prospective properties, such as Humboldt Springs, for drill testing. There are currently five other properties under consideration for acquisition, and 20 to 30 conceptual stage targets that are rapidly being evaluated. The Corporation is in discussions with a few small groups and one major gold company to acquire, by lease or joint venture, several of these key targets in various locations in Nevada. Whenever possible, open ground is staked as soon as the merit can be seen to do so. With this approach, the Corporation can efficiently maintain a moderate-sized exploration program that can be augmented or diminished rapidly according to the trends perceived in the price of gold.

In French Guiana, minor gold production is reported from only one project in the St. Léon sector within the Haute-Mana mining concessions, owing to the depletion of economically viable near-surface resources. At the St. Pierre property, the Corporation has signed a Confidentiality Agreement with Gold Fields Minière S.A.R.L. and is in discussions with them on a possible joint venture.

Nevada Syndicate

Nevada Physiography, Vegetation, Climate, and Mining History

Physiography of the state of Nevada consists of a broken series of roughly parallel ranges and basins that run approximately north-south. The highest point in the state in 13,140 feet at Boundary Peak, with the lowest being 535 feet at Laughlin. Basin elevations range from 4,000 feet to 6,000 feet throughout most of the state. Basin valleys tend to be mostly flat, but the bounding ranges are typically steep and quite rugged.

The climate varies from arid dessert to semi-arid grasslands and ranges throughout the state, with high annual snow fall common in the higher ranges of northeast Nevada. The average annual rainfall in Carson City in northwest Nevada is 9.29 inches, compared to 9.46 inches in Elko in the northeast, and 4.84 inches in Las Vegas in the southeast corner of the state. The range in mean temperatures for January and July is 32.4°F to 68.6°F in Carson City, 24.4°F to 69.8°F in Elko, and 44.6°F to 86.1°F in Las Vegas.

The vegetation throughout most of the state is sparse. The lower basins in the southeast have sparse sagebrush and yucca with local Joshua trees, whereas the higher basin valleys are covered with notably thicker sagebrush. The steep sloped ranges show sparse to very sparse sagebrush up to approximately 6,400 feet elevation, where pinion, juniper and ponderosa pines, and white fir increase in density with elevation. Thick growths of Douglas fir and ponderosa pine are present in the Sierra Nevada Mountains that bound Nevada on the west with California. The single property currently held by the syndicate, Humboldt Springs, is flat-lying with sparse sagebrush cover.

Historically and to the present day, Nevada has had a rich and varied mining heritage. Currently, mining is the third largest industry in the state behind tourism/gaming and agriculture. The earliest mineral production came between 1750 and 1907 from world-class silver mines located in Virginia City (Comstock Lode), Tonopah, Austin, Hamilton, Belmont, Pioche, and Eureka. Then between 1900 and 1920, gold bonanza veins at Goldfields, Rhyolite, Rawhide, Manhattan, Round Mountain, and Aurora dominated production. Copper became king from 1910 to 1975 with the development of the huge porphyry deposits at Ely (Ruth) and Yerrington. Gold returned as the major mineral commodity in Nevada with the discovery of the bulk-tonnage disseminated deposit at Carlin by John Livermore in 1961. Since then, the overall Carlin Trend has produced

over 50 million ounces of gold, and as a state, Nevada, in 2001, produced over 8 million ounces of gold for the fourth year in a row from deposits of this type.

Previous Work

Since the Corporation's last Annual Report, the syndicate completed drilling at both the **Goose Creek** and **Fitting** properties located in northeast and north-central Nevada, respectively. At the **Goose Creek** property, twelve (12) reverse circulation drill holes totaling 7,340 feet were completed in the second quarter of 2001. Broad intersections of anomalous gold (50 to 399 parts per billion) were encountered, and oxidation / alteration penetrated to depths in excess of 660 feet, but no commercial grades of gold or silver were encountered. After additional regional exploration was completed in surrounding areas, it was decided to drop the property. Similarly, at the **Fitting** property, eight reverse circulation drill holes totaling 4,690 feet were completed in July 2001, with only narrow zones of low-grade mineralization encountered. This work failed to indicate the presence of a commercially viable gold deposit and the property was dropped.

The completion of work at the above-noted projects brought to six the number of projects drilled by the syndicate since its inception in August 1999.

Current Exploration Activities

In August 2001, it was agreed by the three syndicate partners to initiate a year-long reconnaissance program in Nevada that would systematically review the extensive Cordilleran geologic files, together with regional magnetic and gravity maps, and an innovative imaging technique known as Digital Elevation Modeling (DEM) that would jointly depict mineralized structural intersections that were coincident with hidden horst blocks under pediment cover and valley fill. This approach led to the identification of several promising targets throughout Nevada, which continue to be evaluated with ground-based geophysics, geochemistry, and geology. The first acquisition to come out of this program is the **Humboldt Springs** property in north-central Nevada, which the syndicate staked to gain 100% ownership. The following synopsis of this property was excerpted from the Qualifying Technical Report done by David Z. Royle, a Brisbane-based consulting geologist, the full text of which can be viewed on the SEDAR web site under the Corporation's name.

Humboldt Springs : The Humboldt Springs property is located 50 km west of Winnemuca in Humboldt County, Nevada. In 2001-2002, 144 Claims were staked by Cordilleran Exploration Co., to cover a prospective north-trending structural target on strike with the Twin Creeks Mine to the north and the Lone Tree Mine to the south.

Results of the initial phase of exploration carried out over the last six months have returned encouraging results. CSAMT geophysical surveys confirmed the presence of the northerly trending structural zone on the property. It can be traced for up to 2.0km along strike and appears to be about 400m wide. Smooth-model inversions of Cagniard resistivity also demonstrated rapid thickening of pediment cover to the west across a postulated block faulted basement graben margin. Estimates of depth to pre-Tertiary basement rocks is uncertain but has been interpreted to range from a minimum of 180m in the east to over 450m in the western part of the property.

MMI soil geochemistry identified potentially significant concentrations of Au and Ag with strongest anomalies confined to the northerly trending structural zone. Based on the pattern of scattered anomalies, a parallel set of mineralized structures / faults is inferred from the data. Several of these coincident Au/Ag anomalies constitute attractive drill targets.

The quality and accuracy of work carried out by Cordilleran on the Humboldt Springs Project is sufficient to make reasonable interpretations of the data. It is concluded that the dimensions of the identified north-trending structural corridor is sufficient to host a multi-million ounce gold resource and that drill testing is warranted despite the inherent risks of drilling through uncertain thickness of cover rocks.

Following Mr. Royle's recommendations, the syndicate is endeavoring to complete additional CSAMT and MMI survey lines on the property, preparatory to a multi-hole reverse circulation drilling program.

The syndicate is continuing to evaluate many additional regional targets already delineated by the above-noted techniques, and are in discussions with one major gold company, and several smaller groups, to add to their property portfolio.

Mineral Rights - Nevada

The mineral tenure system in Nevada is somewhat complex, being based principally on the federally regulated 1872 Mining Law. Under this law, federal land, which is abundant west of the Mississippi River, can be staked for mineral rights by marking a rectangular piece of ground 1,500 feet x 600 feet with corner posts, side center posts in the middle of the long sides, and a discovery monument post, anywhere along the elongate central axis of the "Lode Claims". All posts are wooden 1.5" x 1.5" square. In the field, a map of the claim and any adjoining claims must be filed in the pertinent County Courthouse, and also with the federal Bureau of Land Management (BLM). Filing fees must be paid to the pertinent county and to the BLM. Yearly rental fees of US$100/claim must also be paid to the BLM on September 1st, of each year. These are the most common type of mineral claims and are referred to as unpatented lode claims. At the current time, no royalties are paid to the US government, although this may be changed in the near future.

Other types of mining claims are patented claims that require a long series of regulatory applications that, if granted by the federal government, may result in the owner receiving both the mineral rights and surface rights. This type of ownership falls under the broad category of "Fee Land".

Other types of mining rights can be granted as placer claims (1,320 feet x 660 feet), mill sites, and tunnel sites (rights).

Many states, such as Alaska, also have state-owned ground which can be leased for mineral development. Nevada has such land, but it is rarely encountered.

French Guiana Activities

Geology of the Guyana Shield and French Guiana

The Guyana shield is a vast assemblage of Precambrian rocks that cover an area of about 1,500,000 km^2 in southeastern Venezuela, northern Brazil, eastern Colombia, Guyana, Suriname, and French Guiana. A number of mineral commodities such as gold, diamonds, aluminum, and iron ore have been produced from the Guyana shield. Copper, tin, manganese, columbite-tantalite, molybdenum, and a number of industrial minerals have also been produced or reported. Producing or significant gold areas in the Guyana shield include El Callo, Kilometer 88, El Dorado, and the Bochinche districts of Venezuela, and the Omai mine in Guyana.

French Guiana covers less than 10% of the Guyana shield. The stratigraphic succession consists of three main assemblages. The oldest, the volcano-sedimentary lower Paramaca, includes a highly metamorphosed assemblage at its base called the "Île de Cayenne" series. The lower Paramaca probably dates between 2,200 and 2,130 Ma, and consists of basic to acidic metavolcanic rocks with intercalations of quartzite, schist and greywacke. There are also small ultramafic to intermediate intrusive bodies. In the north, these rocks have been metamorphosed to greenschist facies. The volcanic rocks are of both tholeiitic and calc-alkaline affinity. The lower Paramaca underlies the Haute-Mana area and part of the St.Pierre area. In the south of French Guiana, the assemblage consists of metabasalt, komatiitic rocks, and calc-alkaline volcaniclastic rocks and derived sediments. The upper Paramaca series consists of the Armana turbidite assemblage which represents a post-volcanic basin in-fill. It includes the (former) Bonidoro rocks at St.Pierre and consists of sandstone, greywacke, siltstone, and pelites, with minor iron formation, carbonate units, talc schists, manganiferous horizons, and minor tuff. The Upper Detrital, or Orapu assemblage is only known in the northern part of French Guiana where a sandstone-conglomerate sequence is associated with a major zone of faulting called the "Sillon Nord-Guyanais" (North Guiana Trough).

A number of gold occurrences, such as the Yaou, Dorlin, Saint-Elie, and Espérance project areas, are located within the volcano-sedimentary units of the Paramaca series greenstones, or along the contact between the Paramaca series and the Upper Precambrian granitoid bodies. Between 1878 and 1956, in excess of 800,000 ounces of alluvial and eluvial gold were produced from the Saint-Elie area; primary gold mineralization occurs within a stockwork system of quartz veins hosted by felsic intrusive rocks. Gold mineralization in the Espérance area occurs in a system of extensive quartz veining within a saprolitic profile developed to depths of 40 to 80 m from surface. In adition to the Corporation, resource companies that have been active recently in French Guiana include Guyanor Ressources S.A., Cambior Inc, Asarco Inc, Gold Fields Minière S.A.R.L., Compagnie Minière Espérance, and Compagnie Minière de Boulanger. In 1998, Asarco, now owned by Grupo Mexico, announced a discovery of 1.5 million ounces of gold with an average grade of 2.7 g/t at their 100% owned Camp Caimans property in northeast French Guiana. In February 2002, Hope Bay Gold Corporation Inc announced that it had purchased the Asarco subsidiary, Asarco Guyane Francaise S.A.R.L., including the Camp Caiman deposit. A newly formed Hope Bay subsidiary, Ariane Gold Corp., will manage the French Guiana acquisitions.

Several west-northwest trending tectonic features cut granite-migmatite and gabbroic formations in the southern third of French Guiana. Only one gold occurrence (Grigel) is known to lie along one of these major structures.

Haute-Mana Project

The Haute-Mana project is located near the geographic center of the Department of French Guiana, some 170 km southwest of the capital city of Cayenne. The project consists of eight mining concessions totaling 121.5 km^2 surrounded by a larger A Permit exploration area, which in May 2000 was re-applied for with an area of 210 km^2, reduced from an original area of 496 km^2. Franc-Or continues to wait for official approval from the French Administration of the revised smaller area, and until such time as that is granted, the larger area technically remains in-place.

The year 2001 witnessed the end of profitable operations from near-surface royalty holdings of the Corporation's French Guianese subsidiary. Only negligible production was reported for the year, as both the Nicole and Dagobert joint ventures exhausted delineated resources. The Nicole project was ended in early May 2001, and all reclamation requirements were completed shortly thereafter. The Dagobert project completed alluvial operations on the main creek within the joint venture area in early March 2001. Minor small-scale exploitation was continued there from mostly outside the joint venture area, so as to partially offset the cost of ongoing reclamation work. Only the St. Léon property in the southeast sector of the Haute-Mana mining concessions reported ongoing minor royalty income for the year 2002.

As our operations wind-down in the Haute-Mana region, management will continue to review the price of gold in deciding what course of action to take with regard to possible exploration and mining programs. We also await the granting of titles of the eight mining concessions which were purchased from the BRGM / La Source in August 1998, before making any major capital decisions on the property.

St. Pierre Project

The St. Pierre property is located in the northwest part of French Guiana, roughly 90 km inland from the coast, approximately 170 km west of Cayenne, and 15 km northeast of the Paul Isnard alluvial gold mine. Access of personnel and light material is by helicopter from Cayenne, but fuel and other large items can be barged up the Arouani River and hauled along an 8.1 km-long road to the St. Pierre camp. Complete road access to the site is ultimately planned to traverse some 40 km north-northwest and to link-up with the public road to Saint-Laurent-du-Maroni near Camp Voltaire.

Prior work on the St. Pierre property has delineated a primary, inferred resource of 295,000 ounces of gold with an average grade of 1.9 g/t gold that consists of quartz veins, quartz stockworks, and disseminated mineralization hosted within metasedimentary and metavolcanic rocks.

The Corporation signed a Confidentiality Agreement with Gold Fields Minière S.A.R.L. in the fourth quarter 2001, and data review and discussions regarding a possible joint venture on the primary mineralization centered around Montagne du Nord are ongoing.

The Corporation continues to monitor the activities of Société Minière Saint Pierre S.A.R.L. (SMSP), with whom an AEX-type contract was signed in September 2000 to evaluate the potential of near-surface mineralization to the west and east of Montagne St. Pierre. SMSP is awaiting a decision by the French Administration on their application for the AEX.

The Corporation is also awaiting a decision from the French Administration on its application to renew the five exploration B Permits via a process of conversion to an A Permit of lesser area. It is hoped that a favorable decision might be rendered before the end of June 2002, but it is noted that such governmental decisions are discretionary.

Political, Commercial, and Legal Aspects

Overview - French Guiana

French Guiana, located in the northeast part of South America, is part of the French national territory and has been an overseas Department of France since 1946. French Guiana has an area of 91,000 km^2 and a population of approximately 160,000, of which 50,000 live in Cayenne, the capital. The climate of French Guiana is tropical humid with a dry season from July to December. Major exports are shrimp, prawns, rice, lumber, and gold.

Most of the Department is unsettled wilderness, a dense tropical rain forest of the Amazon basin. Virtually all the infrastructure of French Guiana is along or close to the Atlantic coast, which is mostly low and flat. There is a paved road between Cayenne and Saint-Laurent-du Maroni on the Maroni River that defines the Suriname border. Unpaved roads lead south from Cayenne to the Approuague River and Bélizon (about 80 km from Cayenne), and there are a few logging roads that penetrate a relatively short distance from the coast. Otherwise, the interior of the Department is serviced by either river travel, or by fixed wing aircraft or helicopter into small airstrips.

The French first settled on the coast in the early seventeenth century, and the territory changed hands before being returned to the French in 1814-1817. From 1852 to 1938, French Guiana served as a penal colony, part of which was the famous Île du Diable (Devil's Island) off the coast from Kourou. In 1855, the discovery of gold in the interior of the colony created a gold rush that resulted in border disputes. This led to an international court ruling that awarded all of the territories between the Amazon and Oyapock Rivers to Brazil, effectively reducing French Guiana to one third of its previous size.

French Guiana has a long established political system. The country is represented by two members of the French National Assembly and by one member of the French Senate and has its own general council composed of one representative elected by each of 19 cantons, and a regional council consisting of 34 members. An appointed Prefect (Préfet), representing the government of France, holds governmental and administrative powers locally and the 19-member, locally elected, council votes on departmental budget and local legislative matters. Pursuant to the French Constitution, French Guiana is governed by the same laws as mainland France, subject to modifications to the French law (including those affecting tax and mining laws and regulations) that may be adopted by France or French Guiana to reflect the historical, cultural, geographical and economic characteristics of French Guiana and to provide for administrative structures and regional administration.

French mining laws have recently undergone revisions insofar as they apply to mainland France and the mining law decrees applicable to French Guiana are currently under review. It is possible that a government royalty on gold production could be introduced. The corporate tax rate in French Guiana is 33%, but new corporations involved in gold production (including the Corporation) are eligible for a ten-year exemption from such tax, as long as certain prerequisite conditions are met and the exemption is subsequently approved by a local tax commission that meets periodically.

Authorizations and Permits

The granting of mineral exploration and exploitation permits in French Guiana is administered by the Direction Régionale de l'Industrie, de la Recherche et de l'Environnement (DRIRE). To apply for and acquire a mining title, a company must obtain a Personal Mining Authorization, or "*Autorisation Personnelle Minière*" ("APM"). To be granted an APM, a company must be incorporated under the laws of France, have an office and address in French Guiana, and at least two-thirds of its directors, its president, *directeur général* (managing director) and auditors, must be citizens of the European Union. Under an APM, a company is granted the right to hold a certain number of permits, which is dependent upon the company's financial and technical capabilities. In April 1994, the Corporation's subsidiary, Franc-Or Guyane S.A.R.L., received its APM enabling, it to own mining exploration permits and concessions and to operate in French Guiana.

Under French law there are four types of rights to mineral resource properties:

- The AEX, which is defined by an area of 1 km x 1 km, or, 0.5 km x 2 km, is only for the purpose of alluvial exploitation.

- The "Permis de Recherche Type B", is defined by an area of 25 km^2 (5 x 5 km). This permit is approved by the local Préfet, a DRIRE administrator, and has a two-year period, renewable twice for a total of six years. Renewal is discretionary, and a reasonable amount of work must be demonstrated for each two-year period. After six years, the title converts into an exploitation license. Permitting is required for further exploration, development, and production.

- The "Permis de Recherche Type A" may be of any size or shape. It is valid for five years, and can be renewed twice for a maximum of 15 years, after which time an application for a concession must be made. Final approval of the Type A permit must be made by the DRIRE, and the approval process can take more than one year to complete. There is also a minimum annual expenditure commitment that is established on a case-by-case basis. Permitting is required for further exploration, development, and production.

- The "Permis Exclusif de Recherche" (PER) was introduced by the modified Mining Code of April 1998. It is valid for up to five years, and can be renewed twice for a maximum of 15 years. The PER effectively merges previously granted A and B Permit designations. As current A and B Permits expire, they will be replaced by PER permits.

Non-Resource Investments

URRMA Biopharma Inc. (URRMA)

Background

Based in Montreal, URRMA was formed in June 1999 to develop and commercialize innovative HIV diagnostics and treatments that relate to technological applications of the anti-R7V antibody. The Corporation also hopes to expand that technology into new HIV-related products, as well as into applications for other virus-induced diseases.

On August 25, 2000 INSERM, a French governmental health institute, granted URRMA the exclusive and worldwide license for all therapeutic applications, including prognostic and diagnostic evaluations, of anti-R7V antibodies and a humanized antibody therapy that may either limit or reduce HIV activity in infected patients. This innovative technology was developed by Professor Jean-Claude Chermann, co-discoverer of the HIV virus and URRMA's Scientific Director.

The key to the proprietary technology that URRMA has obtained is Professor Chermann's discovery of the anti-R7V antibody that is found to be present in significant amounts in people who had been exposed to the HIV virus, but who had not progressed into the AIDS disease. The R7V epitope, to which the antibody adheres, is acquired by the HIV virus while budding from an infected T-cell. When the anti-R7V antibody adheres to the R7V epitope on the surface of a given virus, it changes the structure of the HIV envelope in

such a way that it prevents the virus from entering healthy immune systems cells. The HIV virus is thereby neutralized and remains harmless in the blood or lymphatic fluids. The studies of some 570 individuals over ten to eighteen years suggest that the anti-R7V antibody effectively neutralizes all strains of HIV, and does so without any toxic effects to the patients.

URRMA anticipates revenue streams from three potential product lines related to the patented antibody: qualitative diagnostic kits; quantitative diagnostic kits; and therapeutic antibodies. The qualitative diagnostic kit can determine if someone who has been exposed to the HIV virus is likely to progress into the AIDS disease, and thereby help the patient in deciding to incur the high cost of taking the current cocktail of anti-AIDS drugs, or not. A large market is expected in North America and Europe. The kits could be commercially available in 2003. The quantitative diagnostic kits could predict when the full onset of AIDS might be expected in persons who are determined to be progressors into the disease and would help in determining the start of treatment and the risk / benefit ratio of treatment for a given patient. Additional clinical validation studies need to be completed for the quantitative tests prior to commercial availability, which is expected by the end of 2003. Phase 1 clinical studies on human volunteers to test the therapeutic antibodies have not yet begun, and it will likely take four to five years for commercial availability. Upon closing of a current round of financing, URRMA will have sufficient working capital to develop the qualitative and quantitative diagnostic kits and to initiate the therapeutic antibody clinical studies.

The therapeutic antibodies are a novel approach in treating AIDS and HIV owing to their universal and nontoxic applications to any strain of the HIV virus. This is in contrast to the current market of drugs that is dominated by highly toxic protease and reverse transcriptase inhibitors. URRMA believes the humanized therapeutic antibodies and leading edge diagnostic kits will prove to be significant and meaningful improvements to existing care for AIDS patients.

The qualitative and quantitative diagnostic kits and the anti-R7V therapeutic antibodies are currently protected under French and United States law via patents issued and assigned to INSERM. An exclusive worldwide license was granted to URRMA by INSERM for the development, distribution and sales of related products. Concurrently, Preventis Inc. a vaccine-development company located in Washington, DC, has obtained the rights to develop an R7V-related therapeutic vaccine from INSERM. URRMA has signed a co-license agreement with Preventis, highlighted by the free access to information regarding each company's R7V development platforms, and a gross royalty on sales of a potential vaccine to be paid by Preventis to URRMA.

Highlights

Construction of the new laboratory in Aubagne, a suburb of Marseille, France was completed on July 1, 2001, on which day Professor Jean-Claude Chermann took-over as URRMA 's full-time Scientific Director. URRMA's new research facility is a P-3 level environmental safeguard laboratory, of which there are perhaps twenty in existence in Europe.

A pre-Investigational Device Exemption (pre-IDE) presentation was made to the U. S. Food and Drug Administration (FDA) in late September 2001 on the Qualitative Diagnostic Kit, and in December 2001 the FDA placed the kit in the equivalent of fast-track status.

In February 2002, URRMA filed a patent application on a newly discovered subclass of IgG immunoglobulin with broad diagnostic and therapeutic applications to the diseases caused by HIV and possibly other infectious viruses. This significant discovery of a modified subclass of antibodies was made by the URRMA R & D research team, headed by Professor Jean-Claude Chermann. While working on their R7V technology platform over the past several months, the researchers have been able to distinguish certain defining characteristics of the anti-R7V antibodies and realized that these antibodies were exclusively in a modified subclass of IgG immunoglobulin, similar to, but distinct from, IgG3. This newly recognized subclass of immunoglobulin is distinguished from IgG3 by a longer half-life, potentially higher concentrations in human plasma, and a lighter weight of the heavy-chain structural component of the antibody.

This discovery will provide short to medium-term benefits to URRMA's current diagnostic and therapeutic product lines under the R7V platform that are designed to provide treatment for AIDS. The recognition of this modified subclass of immunoglobulin will likely lead to a second type of qualitative diagnostic kit to confirm

the presence of anti-R7V antibodies that will complement, and be used simultaneously with, the kit currently under development. The modified subclass of IgG could also be used to develop a diagnostic test to measure viremia levels in AIDS patients in place of the current tests on the market that measure viral load.

On the therapeutic side, the more precise definition of characteristics of the anti-R7V antibodies that the discovery of the modified subclass of immunoglobulin provides will likely shorten the time to synthesize humanized R7V monoclonal antibodies, and will also help to determine the exact dosage of anti-R7V antibodies needed for therapeutic uses. Somewhat longer-term benefits of this discovery might be expected from the development of other potential platforms dealing with various infectious viral diseases. Diagnostic and therapeutic products might possibly be developed for such viral-induced diseases as human T-cell leukemia (HTLV), cytomegaloviral (CMV) infections, herpes, and certain neurologic and autoimmune diseases.

The patent application on the potential diagnostic and therapeutic uses of the modified subclass of IgG immunoglobulin was filed in France, and additional filings will be made in several major countries, including the United States. With the present submission of the French filing, all potential patent rights are secure while the additional filings are completed. URRMA will hold 100% of all potential patent rights related to this new discovery.

Ongoing research on CD4+ cell fusion inhibitors and gene therapy for HIV has seen some encouragement and it is hoped that some related announcements may be forthcoming from the lab later in the year.

For more information on URRMA Biopharma Inc, visit the web site at www.urrma.com

Broadband Collaborative Solutions, Inc. (BCS)

Background

BCS sells high-speed audio and video conferencing, document sharing, file transfer, and white boarding services to the corporate market through dedicated DSL lines. These services tend to sell well in both good and bad economic times, as they enable users to minimize the financial, physical, and time costs of travel, as well as streamline decision making and speed work flow. The product offered by BCS may be the highest quality on the market, particularly with regard to synchronization of image and sound. Future product lines will attempt to transfer this technology to internet-based services. BCS has a team of managers and directors that comprise many of the leaders in the telecommunications industry. Their extensive network of contracts has allowed BCS to minimize up-front costs by writing licensing contracts for the use of existing networks, rather than install new broadband cables. BCS estimates that by using this strategy, significant access throughout North America and parts of northwest Europe can be achieved for under $11 million in capital requirements, an amount that pales in comparison to traditional telecommunications start-up companies.

Highlights

In March 2001, the Corporation invested $200,000 in BCS. Over the past year BCS has demonstrated modest, but steady, increases in revenues while operating in a sector that has been in a difficult down cycle. It is the intention of BCS management to bring the company public later in 2002.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain financial information for the Corporation on a consolidated basis.

Annual Financial Information

	Year ended December 31				Fourteen months ended December 31
	2001	2000	1999	1998	1997 (1)
	$	$	$	$	$
Investment income	293,370	449,330	450,399	474,831	437,503
Royalty revenue	225,904	807,000	217,883	-	-
Net loss	2,612,208	1,568,153	14,006,679	251,433	474,978
Loss per share	0.11	0.07	0.62	0.01	0.04
Assets	10,087,834	12,613,594	14,180,759	28,101,186	28,328,404

Notes :

(1) In 1997, the Corporation changed its year-end from October 31 to December 31, consequently, the information presented covers the fourteen-month period from November 1, 1996 to December 31, 1997.

Quarterly Financial Information

	For the three months ending			
	December 31	September 30	June 30	March 31
	$	$	$	$
2001				
Interest income	59,965	48,694	77,183	107,528
Royalty revenue	(10,878)	12,850	74,263	149,669
Net loss	(928,052)	(382,218)	(1,098,908)	(203,030)
Loss per share	(0.04)	(0.01)	(0.05)	(0.01)

	For the three months ending			
	December 31	September 30	June 30	March 31
	$	$	$	$
2000				
Interest income	110,550	114,145	108,672	115,963
Royalty revenue	(55,000)	204,414	355,586	302,000
Net income (Loss)	(1,388,212)	(19,452)	(214,988)	54,499
Loss per share	(0.06)	-	(0.01)	-

	For the three months ending			
	December 31	September 30	June 30	March 31
	$	$	$	$
1999				
Interest income	111,501	122,220	95,946	120,732
Royalty revenue	217,390	493	-	-
Net income (Loss)	(14,008,535)	(31,262)	21,533	11,585
Income (Loss) per share	(0.62)	(0.01)	0.01	0.01

Dividend Policy

The Corporation has paid no dividends to date on its Common Shares. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends in the near future. The Board of Directors of the Corporation will review this policy from time to time having regard to the Corporation's financing requirements, its financial condition and other factors considered to be relevant.

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OERATIONS

Selected Consolidated Financial Information

The following table provides a summary of audited consolidated financial information of the Corporation as at December 31, 2001, 2000, 1999, 1998 and 1997 and for the fiscal periods then ended.

	For the year ended December 31				For the fourteen months ended December 31
	2001	**2000**	**1999**	**1998**	**1997**
	$	**$**	**$**	**$**	**$**
Balance Sheet Data :					
Working Capital[1]	4,578,484	7,705,351	8,373,429	9,301,051	11,445,403
Mining Assets	2,507,566	3,489,326	3,489,326	3,264,326	3,056,760
Deferred exploration costs	289,683	912,714	1,705,897	12,929,691	10,540,262
Machinery and equipment	247,198	327,748	434,640	2,248,243	2,902,319
Share capital	30,009,037	30,009,037	30,009,037	29,784,037	29,784,037
Deficit	(20,186,106)	(17,573,898)	(16,005,745)	(1,999,066)	(1,747,633)
Statement of Operations Data:					
Interest income	293,370	449,330	450,399	474,831	437,503
Royalty revenue	225,904	807,000	217,883	-	-
Expenses [2]	431,067	569,591	448,491	676,264	719,748
Net loss	(2,612,208)	(1,568,153)	(14,006,679)	(251,433)	(474,978)
Common shares outstanding [3]	23,058,059	23,058,059	23,058,059	22,208,054	22,208,054
Loss per share	0.11	0.07	0.62	0.01	0.04

Notes :

(1) Working capital comprises current assets less current liabilities.
(2) Excluding amortization, depletion and write-down of capital assets.
(3) For an explanation of the determination of the number of Common Shares and options and warrants to purchase Common Shares outstanding, see Note to the Corporation's consolidated audited financial statements.

Results of Operations

Year ended December 31, 2001 compared to year ended December 31, 2000

The Corporation earned interest income of $293,370 in 2001 ($449,330 in 2000) from its investments at an effective annual rate of return of approximately 5.7% (6.5% in 2000). The decrease in investment income is due to lower cash on hand and diminishing interest rates. Royalty revenue from the near-surface gold resources production on the Haute-Mana property totaled $ 225,904 ($807,000 in 2000). The decrease in

royalty revenue is due to the as expected depletion of the near-surface resources on the Haute-Mana properties during the year.

The professional and consulting fees of $266,043 were comparable to the prior year fees of $257,089. Fees relating to the due diligence and the fairness opinion of $20,910 in 2001and $140,000 in 2000 are attributable to the extensive search and evaluation of corporate opportunities outside the mining sector. Administrative and shareholders' information expenses of $141,614 in 2001 were in line with the prior year figures of $142,502.

In summary, earnings before depletion, amortization, and write-downs decreased in 2001 to $88,207 from $686,739 the prior year

Year ended December 31, 2000 compared to year ended December 31, 1999

The Corporation earned interest income of $449,330 in 2000 ($450,399 in 1999) from its investments for an effective annual rate of return of approximately 6.5% (6% in 1999). Royalty revenue from the near-surface gold resources production on the Haute-Mana property totaled $807,000. In 1999, royalty revenue of $217,883 was principally derived from activities conducted in the fourth quarter.

The increase in professional and consulting fees from $213,116 to $257,089 and fees relating to the fairness opinion of $140,000 in 2000 is attributable to the extensive search and evaluation of corporate opportunities outside the mining sector. Administrative and shareholders' information expenses were further cut back by 3% as compared to the prior year in reaction to the depressed metal market. In 1999, these expenses were cut back by 16% as compared to 1998. The decrease in general exploration expenses from $87,694 to $30,000 is attributable to the reduction of the worldwide search and evaluation of exploration properties in 2000 as the exploration emphasis was placed on Nevada.

In summary, earnings before depletion, amortization and write-downs increased in 2000 by $466,948 to $686,739 from $219,791 in the prior year.

Year ended December 31, 1999 compared to year ended December 31, 1998

The Corporation earned interest income of $450,399 in 1999 ($474,831 in 1998) from its short-term investments for an effective annual rate of return of approximately 6% (5% in 1998). Royalty revenue from the near-surface gold resources production on the Haute-Mana property totaled $217,883 for 1999 principally derived from activities conducted in the fourth quarter.

Professional and consulting fees, as well as administrative and shareholders' information expenses were further cut back by 16% as compared to the prior year in reaction to the depressed metal market. The decrease in general exploration expenses from $247,495 to $87,694 is attributable to the extensive search and evaluation of overseas properties and corporate opportunities that was carried-out by Franc-Or in 1998 and the subsequent reduction of this activity in 1999 as the exploration emphasis was placed on Nevada.

In summary, operating activities provided a positive cash flow of $168,958 in 1999 as compared to a negative cash flow of $377,690 the prior year.

Year ended December 31, 1998 compared to fourteen months ended December 31, 1997

The Corporation earned interest income of $474,831 in 1998 ($437,503 in 1997) from its short-term investments for an effective annual rate of return of approximately 5% (3% in 1997). Administrative expenses and professional and consulting fees of $428,769 in 1998 ($694,673 in 1997) were cut back in reaction to the depressed metal market. On an annualized basis, the expenses decreased by 28% when compared to the 1997 figures. The increase in general exploration expenses for 1998 ($247,495 in 1998 - $25,075 in 1997) is attributable to the extensive search and evaluation of overseas properties and corporate opportunities that was carried-out by Franc-Or throughout the year.

Fourteen Months Ended December 31, 1997 compared to year ended October 31, 1996

During the fourteen months ended December 31, 1997, the Corporation earned interest income of $437,503 from its short-term investments, compared to $61,996 earned during the year ended October 31, 1996. The increase in interest income resulted principally from cash generated from financing activities of $14 million in 1997.

The Corporation incurred administrative expenses of $719,748 during the fourteen months ended December 31, 1997, compared to $594,527 during the year ended October 31, 1996. Administrative expenses are comprised principally of consulting fees paid to management, general office expenses, and professional fees. On an annualized basis, administrative expenses for 1997 are comparable to 1996.

The Corporation recorded a non-cash write-off of $134,400 of its royalty on a gold property in Yemen.

The Corporation had a net loss for the fourteen months ended December 31, 1997 of $474,978, compared to a net loss of $582,531 during the year ended October 31, 1996.

Liquidity and Capital Resources

Since April, 1994, the Corporation has funded its exploration activities through funds received from the issuance of Common Shares on a private placement basis and pursuant to the exercise of previously issued options and warrants to purchase Common Shares.

Year ended December 31, 2001

a) Mining capital assets

In 2001, capital expenditures included $495,964 on exploration on the Nevada project and $519,110 on exploration on the Haute-Mana project.

Regarding the Nevada syndicate, the US$2 million commitment shared equally by the funding partners, Franc-Or and Ranger Minerals Ltd., was expended by July 2001 and allowed the Corporation to gain a 40% interest in the syndicate. Then, the terms of the tri-venture agreement were amended in July 2001 whereas the funding partners agreed to continue to support a reconnaissance program in Nevada at a total cost of US$350,000 for one year, in return for each to increase its equity in the project to 42.5% and for the operator to reduce its equity to 15%. As at December 31, 2001, nine exploration properties have been acquired and explored in Nevada for a total cumulative contribution by the Corporation of US$1,063,000 to the syndicate. The non-cash asset write-down of $894,292 in 2001 reflects the syndicate's decision to drop eight out of the nine properties. The syndicate currently holds the Humboldt Springs property in north-central Nevada.

The delineated resources on the Haute-Mana mining concessions were exhausted during the year 2001 and a total non-cash asset write-down and depletion of $1,725,573 was recorded in 2001. Minor production is still in progress after year-end.

b) Investments

On March 29, 2001, the Corporation completed a $2.0 million private placement in URRMA Biopharma Inc. ("URRMA"), a private development stage biotech company based in Montreal. This transaction involved the purchase of 2.0 million Class A shares at the price of $1.00 per share and 2.0 million Class A share purchase options exercisable at $1.00 per share. On January 29, 2002, the Corporation exercised an option to purchase 1 million Class A shares for $1 million. With the exercise of these options, the Corporation holds a 25% equity interest in URRMA.

On March 9, 2001, the Corporation completed a $200,000 private placement in Broadband Collaborative Solutions Inc. , a private telecommunications company based in Toronto. This transaction involved the purchase of 200,000 common shares at the price of $1.00 per share and

200,000 common share purchase warrants. Each whole common share purchase warrant is exercisable at $1.00 per share for a period of three years after closing.

c) Liquidity

Working capital as at December 31, 2001 that totals $4.6 million, with no long-term debt, will enable the Corporation to fund its exploration program and to seek other investment opportunities. The Corporation has not issued common shares in 2001.

Year ended December 31, 2000

In 2000, capital expenditures included $900,788 on exploration on the Nevada project and $454,029 on exploration on the Haute-Mana project. As at December 31, 2000, eight exploration properties have been acquired and explored in Nevada for a total contribution by the Corporation of US$750,000 to the syndicate. The non-cash asset write-down of $408,000 reflects the syndicate's decision to drop four out of the eight properties. The Corporation has not issued common shares in 2000.

Year ended December 31, 1999

In 1999, capital expenditures included $952,000 on exploration on the Haute-Mana project, $195,000 on exploration on the Nevada project and $225,000 on mining assets related to the purchase of a 2% royalty interest from the mineral concessions in French Guiana. The Corporation purchased the said royalty by the issuance of 850,000 common shares of its share capital.

The non-cash write-down of deferred exploration costs on the Haute-Mana project primarily reflects a decline in the value of the Corporation's mineral resources. In light of the gold price environment and the Corporation's decision to subcontract to local small-miners the near-surface gold resource production on the Haute-Mana properties in return for a fifty percent royalty, it was determined that a write-down of the carrying values of certain assets were required. Accordingly, $12.9 million reflects a write-down of deferred exploration costs, with $1.3 million corresponding to write-downs against certain machinery and drilling equipment.

Year ended December 31, 1998

The Corporation has not issued common shares in 1998. Capital expenditures in 1998 amounted to $2,458,153, including $2,389,429 spent on exploration activities and $68,724 spent on machinery and equipment.

Fourteen months ended December 31, 1997

During the fourteen months ended December 31, 1997, 5,335,660 Common Shares were issued for net proceeds of $14,006,758. Working capital as at December 31, 1997 was $11,445,403. Capital expenditures during the period amounted to $5,540,645, including $4,355,348 spent on exploration activities and $1,185,297 spent on machinery and equipment.

Outlook

The Corporation expects to incur capital expenditures and other expenses in connection with its exploration activities and may invest additional amounts in Urrma or BCS. The Corporation anticipates that its current cash reserves will be sufficient to finance its planned exploration activities, expenditures, potential operating losses, and if needed the exercise of options held in Urrma and BCS, at least through the end of 2003.

In the event that unanticipated business opportunities or expenditures arise prior to such time, the Corporation may require additional financing. In addition, if a commercial body of ore is confirmed, the Corporation will require additional financing to initiate development of such a body. In either case, the Corporation would seek to obtain financing from equity investors, lenders or other sources, including joint venture partners.

Risks and Uncertainties

In addition to the general business and market risks commonly associated with public companies, the following risks and uncertainties are specifically associated with the type and nature of the Corporation's operations.

Development Stage Corporation

The Corporation is a development stage Corporation with no significant history of profitability. There is no guarantee that the Corporation's exploration programs will yield positive results or that the Corporation will be able to obtain the necessary resources and funds to carry out the exploitation and exploration of its properties.

Foreign Operations

The Corporation's mineral properties are located in Nevada and French Guiana, South America. As such, the Corporation is subject to the risks of operating in Nevada and South America even though it forms part of the French Republic. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Corporation.

Government Regulations

The Corporation's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In order for the Corporation to carry out its mining activities, the Corporation is required to hold certain permits. There is no assurance that the Corporation's existing permits will be renewed or that new permits that have been applied for will be granted. French mining laws have recently undergone revisions insofar as they apply to mainland France and the mining law decrees applicable to French Guiana are currently under review. It is possible that a royalty on gold production could be introduced.

Market Fluctuation

The Corporation's profitability will be dependent in large part upon the market price of gold and other metals, which has historically been subject to fluctuations and is affected by numerous factors beyond the control of the Corporation, such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the political environment and changes in international investment patterns.

Mining Risks and Insurance

The Corporation is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Corporation may become subject to liability for pollution, cave-ins and other hazards of mineral exploration against which it or the operator of its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Corporation.

Environmental Protection

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal, and the promotion of occupational health and safety that may adversely affect the Corporation or require it to expend significant funds.

Capital Investment

The ability of the Corporation to continue exploration and development of its resource properties will be dependent upon its ability to raise significant additional financing hereafter. Should the Corporation not be able to obtain such financing, its properties may be lost entirely.

Conflicts of Interest

Certain of the directors of the Corporation also serve as directors of other companies involved in natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Corporation will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

Dependence on Key Personnel

The success of the Corporation is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel is strong. In order to attract and retain its key personnel, the Corporation has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Corporation's business, and through equity participation.

Lack of Active Market

There can be no assurance that an active market for the Common Shares of the Corporation will continue.

Currency

The Corporation carries on its exploration activity outside of Canada. Accordingly it is subject to risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies.

Biotechnology and telecommunication risks

Similar levels of risk may be associated with the economic success of current investments and possible future financing of projects that relate to biotechnology, telecommunications, or other sectors. Specific to Franc-Or's biotechnology investments, significant risks may include, but are not limited to, the present uncertainty of success of URRMA Biopharma Inc.'s efforts to achieve product acceptance, obtain adequate third-party manufacturing, and capital financing; the potential threat of product liability lawsuits; certain uncertainties associated with obtaining and enforcing patents important to its business; as well as the uncertainties related to the lengthy and expensive regulatory processes in the United States and other countries.

MARKET FOR SECURITIES

The authorized capital of the Corporation consists of an unlimited number of Common Shares, of which 23,058,059 Common Shares are currently issued and outstanding.

The Common Shares are listed and posted for trading on TSE under the symbol FOR. The following table sets forth the reported high and low closing prices and trading volume of the Common Shares as reported by the TSE for the periods indicated:

2002	**High**	**Low**	**Volume**
First quarter	0.37	0.26	888,510
2001	**High**	**Low**	**Volume**
Fourth quarter	0.495	0.33	869,392
Third quarter	0.54	0.33	1,993,356
Second quarter	0.50	0.28	898,353
First quarter	0.42	0.27	1,426,694
2000	**High**	**Low**	**Volume**
Fourth quarter	0.39	0.26	1,090,950
Third quarter	0.41	0.28	1,814,250
Second quarter	0.38	0.22	2,219,403
First quarter	0.55	0.24	5,849,373
1999	**High**	**Low**	**Volume**
Fourth quarter	0.30	0.20	2,626,350
Third quarter	0.28	0.18	2,018,937
Second quarter	0.30	0.22	998,499
First quarter	0.32	0.19	3,465,519
1998			
Fourth quarter	0.45	0.25	1,473,272
Third quarter	0.39	0.22	1,495,669
Second quarter	0.58	0.29	2,001,864
First quarter	0.65	0.40	3,800,138
1997			
December	0.59	0.40	1,509,543
November	0.59	0.40	1,687,785
Fourth quarter	0.93	0.55	1,511,794
Third quarter	1.25	0.66	3,284,518
Second quarter	2.25	1.00	5,656,232
First quarter	3.80	1.63	8,080,745

DIRECTORS AND OFFICERS

The following are the names and municipalities of residence of the directors and officers of the Corporation, their positions with the Corporation and principal occupations within the past five years, as well as the period during which each director has served as such.

Name and Municipality of residence	Position with the Corporation	Principal occupation [4]	Director since
Robert J. Casaceli [1] [2] Reno, Nevada	President, Chief Executive Officer and Director	Officer of the Corporation	1994
Frank E. Holmes [1] [2] San Antonio, Texas	Director	Chairman and CEO U. S. Global Investors Inc.	2000
Ian H. Mann[3] Devonshire, Bermuda	Director	Vice-President Finance Sierra Holdings Limited, a private investment Corporation	1997
Mary Pat Moyer San Antonio, Texas	Director	President, CEO, and Chief Science Officer, Incell Corporation, LLC	2001
Dennis H. Peterson [2] [3] Toronto, Ontario	Director	Lawyer, Peterson & Corporation, a law firm	1996
Michael A. Steeves [1] [3] Post Falls, Idaho	Director	Director of investor relations, Coeur d'Alene Mines Corp.	1999
Vatché Tchakmakian Laval, Quebec	Chief Financial Officer and Secretary	Officer of the Corporation	-

Notes :

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance Committee.
(4) Each of the above persons have held the occupations indicated above for the past five years, except as disclosed below.

All of the directors of the Corporation hold office until the next annual meeting of shareholders following their election or until their successors are duly elected or appointed. The following biographical summaries provide some additional information with respect to the management of the Corporation.

Robert J. Casaceli

Mr. Casaceli holds a Bachelor degree in Geology from the University of Colorado and a Masters degree in Geology from Oregon State University, and has been active in the mining industry since 1974. Prior to his appointment as the President and Chief Executive Officer of the Corporation in April, 1996, from February, 1994 to January, 1996 Mr. Casaceli served as the President of L.A. Nevada Mining Corporation Limited, a wholly owned subsidiary of Euro-Nevada Mining Corporation Limited which is in turn an affiliate of Franco-Nevada Mining Corporation Limited. From March, 1985 to January, 1994, Mr. Casaceli was a partner in Annapurna Exploration, a consulting firm involved in precious and base metal exploration throughout the world.

Frank E. Holmes

Mr. Holmes has been the Chairman of the Board of Directors and Chief Executive Officer of U.S. Global Investors Inc. a mutual fund management Corporation since October 27, 1989. He also served as President of USGI from October 1989 to September 1995 and from March 1997 to February 1998, as Chief Investment Officer since June 4, 1999, and as a Trustee since April 1993.

Ian H. Mann

Mr. Mann is the Vice-President Finance of Sierra Holdings Limited, a private investment Corporation. Between 1993 and 1997, he was Chief Comptroller and, subsequently, General Manager of Globe Forwarding Corporation, a Bermuda trucking and freight-forwarding Corporation.

Mary Pat Moyer

Dr. Moyer has served as Founder, President, and Chief Executive Officer of TEKSA Innovations Corporation from 1998 to the present; as Professor in the Departments of Surgery, Molecular Medicine, Microbiology, Cellular and Structural Biology, and Pediatrics, The University of Texas Health Science Center at San Antonio (UTHSCSA) from 1992 to the present; as Adjunct Professor of Life Sciences, The University of Texas at San Antonio from 1991 to the present; as Research Division Head, Department of Surgery (UTHSCSA) from 1993 to the present; as Director, Center for Human Cell Biotechnology, Department of Surgery (UTHSCSA) from 1993 to 1998; as Director, Center for Human Cell Biotechnology, Department of Surgery, (UTHSCSA); and as AIDS Laboratory Researcher and BSL3 Facility Coordinator (UTHSCSA) from 1988 to 1997.

Dennis H. Peterson

In June, 1995, Mr. Peterson founded Peterson & Corporation, a law firm specializing in corporate and securities matters. During the period from September, 1989 to May, 1995, he commenced service as an associate and later became a partner at the firm Beach, Hepburn, a law firm specializing in corporate, tax and securities matters.

Michael A. Steeves

Mr. Steeves has over 27 years experience in the mining industry, having worked in investor relations, and as a financial analyst and geologist for such companies as Homestake Mining, Dayton Mining, Pegasus Gold, Loween Ondaatje McCutcheon, Scotia McLeod, and Wood Gundy. From February 1996 to August 1998, Mr. Steeves was Director of Investor Relations, Homestake Mining Corporation, and from September 1998 through December 1999, he was Vice-President, Investor Relations, Augusta Resources Corporation. He is currently serving as Director of Investor Relations for Coeur d'Alene Mines Corporation. He holds Bachelor and Master of Science degrees in Geology from the University of Manitoba, and is a Chartered Financial Analyst. Mr. Steeves also sits on the boards of International Dunlop Minerals Corporation (VSE) and East Asia Gold Corporation (CDN).

Vatché Tchakmakian

Mr. Tchakmakian was appointed Vice-President Finance and Chief Financial Officer of the Corporation on December 19, 1997. Mr. Tchakmakian has over 14 years experience as a Chartered Accountant, with particular expertise in serving the needs of several small and medium-sized exploration companies. Prior to founding his own chartered accountancy firm in 1993, Mr. Tchakmakian was employed as a chartered accountant with the firm Price Waterhouse.

Audit Committee

The Board of Directors of the Corporation is required to elect annually from among its members an Audit Committee comprised of not less than three members. At the present time, the Audit Committee consists of Messrs. Casaceli, Steeves and Holmes. The Audit Committee's mandate includes the review of the annual and interim statements of the Corporation and reporting thereon to the Board of Directors.

Compensation Committee

The Corporation's executive compensation program is administered by the Compensation Committee of the Board of Directors. The members of the Compensation Committee are Messrs. Casaceli, Peterson, and Holmes.

Corporate Governance Committee

The Corporate Governance Committee of the Board of Directors is responsible for reviewing compliance with the corporate governance policies of the TSE. The members of the Corporate Governance Committee are Messrs. Mann, Steeves, and Peterson.

Shareholdings of Directors and Officers

As at the record date on May 12, 2002, the directors and officers of the Corporation and their associates, as a group, own of record or beneficially, directly or indirectly, 3,912,626 common shares representing approximately 17% of the issued and outstanding Common Shares of the Corporation.

ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's most recent management information circular. Additional financial information is provided in the Corporation's consolidated audited financial statements and notes thereto for the year ended December 31, 2001. Copies of such documents may be obtained upon request from the Secretary of the Corporation at the Corporations head office located at 40 King Street West, Suite 4900, Toronto, Ontario, M5H 4A2.